Exhibit 99.23

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on October 25, 2017

September 11, 2017

APHRIA INC.

NOTICE OF ANNUAL AND SPECIAL SHAREHOLDER MEETING

NOTICE AND ACCESS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Aphria Inc. (“Aphria” or the “Company”) will be held on Wednesday, October 25, 2017 at 10:00 a.m. (Eastern Daylight Time) at 245 Talbot Street West, Unit 103, Leamington, Ontario for the following purposes:

1.              to receive the annual audited financial statements of the Company for the financial year ended May 31, 2017, together with the report of the auditor thereon;

2.              to elect directors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company or until their successors shall be elected or appointed;

3.              to appoint the auditor of the Company, to hold office until the close of the next annual meeting of the shareholders of the Company or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor;

4.              to consider and, if thought fit, approve the stock option plan for the Company;

5.              to consider and, if thought fit, approve the deferred share unit plan for the Company; and

6.              considering other business that may properly come before the Meeting or any adjournment thereof.

As a shareholder of Aphria, it is very important that you read this material carefully and then vote your common shares, either by proxy or in person at the Meeting. The voting procedure is explained in detail in the accompanying management’s information circular in respect of the Meeting to be held on October 25, 2017 (the “Circular”).

This Notice of Meeting, the Circular and the annual financial statements for the year ended May 31, 2017, along with the related management discussion and analysis (the “Financial Statements and MD&A”) have been posted on the Company’s website at https://aphria.com/investors/documents and on Aphria’s profile on www.SEDAR.com.

In lieu of mailing the Notice of Meeting and Circular and our Financial Statements and MD&A, we are using the notice-and-access mechanism under National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to provide access to an electronic copy of these documents to registered holders and beneficial owners of Aphria’s common shares by posting them on the websites noted above. Notice-and-access allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Data Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders. Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

Shareholders with questions about notice-and-access can call the Company’s transfer agent Computershare Investor Services Inc. (“Computershare”) toll free at 1-866-962-0498. Shareholders may also obtain paper copies of this Circular, the Financial Statements and MD&A free of charge by contacting Computershare at the same toll-free number or upon request to the Corporate Secretary of the Company. A request for paper copies which are required in advance of the Meeting should be sent so that they are received by Computershare or the Company, as applicable, by Friday October 13, 2017, in order to allow sufficient time for Shareholders to receive their paper copies and to return a) their form of proxy to Computershare or the Company, or b) their voting instruction form to their intermediaries by its due date.

The record date for determining the shareholders entitled to receive notice of and vote at the Meeting, is the close of business (5:00 p.m. (EDT)) on August 29, 2017 (the “Record Date”). Only shareholders whose names have been entered in the register of Aphria shareholders as of close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

Registered Shareholders may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting, or any adjournment or postponement thereof, in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the form of proxy must be received by Computershare at its offices at 100 University Avenue, 8th Floor, North Tower, Toronto, ON, M5J 2Y1 (according to the instructions on the proxy), not less than forty-eight (48) hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

If you are a nonregistered holder of common shares and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from the financial intermediary to ensure that your common shares will be voted at the Meeting.

Dated this 11th day of September 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Vic Neufeld”
Vic Neufeld
Chief Executive Officer and Chair of the Board of Directors

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	3
Record Date and Quorum	3

PROXY RELATED MATTERS	3
Solicitation of Proxies	3
Appointment of Proxies	3
Revocation of Proxy	4
Persons Making the Solicitation	4
Voting of Proxies	4
Advice to Nonregistered Shareholders	4
Notice-and-Access	5

NON-IFRS MEASURES	5

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	6

BUSINESS OF THE MEETING	6
Receipt of Financial Statements and Auditors Report	6
Election of Directors	6
Appointing Auditors	7
Approval of an Amended and Restated Stock Option Plan	8
Approval of an Amended and Restated Deferred Share Unit Plan	10
Director Nominees	13

COMPENSATION DISCUSSION AND ANALYSIS	21
Overview	21
Objectives of Compensation Program	21
Compensation, Nominating & Governance Committee	22
Executive Compensation Components	23
Employment Agreements	26
Option-based Awards and Share-based Awards	30
Summary Compensation Table	32
Outstanding Share-Based Awards and Option-Based Awards Table	33
Incentive Plan Awards — Value Vested or Earned During the Year — NEOs	34
Exercise of Stock Options by NEOs	34
NEO Share Ownership	35
Employment Agreements, Termination, and Change of Control Benefits	35
Summary of Termination Benefits	37

COMPENSATION OF DIRECTORS	37
Director Compensation Table	39
Outstanding Share-Based Awards and Option-Based Awards Table	39

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	41

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	41
General	41
Board of Directors	41
Chairman of the Board	42
Other Public Company Directorships Held	43
Position Descriptions	44
Orientation and Continuing Education	44
Nomination of Directors	44
Board Committees	45

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	46
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	46
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	46
ADDITIONAL INFORMATION	46
APPROVAL	46
Exhibit “A”	A-1
Exhibit “B”	B-1
Exhibit “C”	C-1
Exhibit “D”	D-1

MANAGEMENT INFORMATION CIRCULAR

In this document, “you” and “your” refer to the shareholder. “We”, “us”, “our”, the “Company” and “Aphria” refer to Aphria Inc. The information in this document is presented at September 11, 2017, unless otherwise indicated.

This management information circular (this “Circular”) is for the annual and special meeting (the “Meeting”) of shareholders of Aphria (“Shareholders”) to be held on Wednesday, October 25, 2017 at 10:00 am (EDT) at 245 Talbot Street West, Unit 103, Leamington, Ontario. Provided you are a Shareholder as of the Record Date (defined below) you have the right to vote the common shares of the Company (the “Common Shares”) for the approval of the Company’s annual consolidated financial statements, appointment of auditors, election of directors, the approval of the stock option plan of Aphria, the approval of a deferred share units plan of Aphria and any other items that may properly come before the Meeting or any adjournment of the Meeting.

To help you make an informed decision, please read this Circular and our financial statement and management’s discussion & analysis for the year ended May 31, 2017. This Circular gives you valuable information about the Company and the matters to be dealt with at the Meeting. Financial information is provided in our comparative annual financial statements and related management’s discussions and analysis for the financial year ended May 31, 2017. All currency amounts referred to in this Circular are expressed in Canadian dollars, unless stated otherwise.

Record Date and Quorum

The record date for determining the shareholders entitled to receive notice of and vote at the Meeting is the close of business (5:00 p.m. (EDT)) on August 29, 2017 (the “Record Date”). If you held Common Shares as of the close of business on the Record Date, you have the right to cast one vote per Common Share on any resolution to be voted upon at the Meeting.

Pursuant to the by-laws of Aphria, subject to the OBCA in respect of a majority shareholder, a quorum for the transaction of business at any meeting of Shareholders is two persons present in person or representing by proxy, at least 10% of the issued and outstanding Common Shares entitled to vote at the Meeting.

PROXY RELATED MATTERS

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Aphria for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting and the associated costs will be borne by the Company. The solicitation of proxies will be conducted primarily by mail. However, directors, officers and regular employees of Aphria may also solicit proxies by telephone, facsimile, e-mail or in person without special compensation.

Appointment of Proxies

Shareholders who are unable to attend the Meeting and vote in person may still vote by appointing a proxyholder. The enclosed form of proxy names Vic Neufeld, Chief Executive Officer of the Company and Cole Cacciavillani, Co-Founder and Vice-President — Growing Operations of the Company.

A Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons designated in the form of proxy provided by Aphria to represent the Shareholder at the Meeting. To exercise this right, the Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting. In order to be effective, Shareholders must send their proxy to Aphria’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) at its offices at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1 or by telephone at 1-866-732-8683 (according to the instructions on the proxy), not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, being Wednesday October 25, 2017 (subject to any adjournment or postponement). The chair of the Meeting may waive this cut-off at his discretion without notice but proxies will not be accepted by the chair at the Meeting. The proxy shall be in writing and executed by the respective Shareholder or such Shareholder’s attorney authorized in writing, or if such Shareholder is a Company, under its corporate seal or by a duly authorized officer or attorney.

Revocation of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a registered Shareholder who has given a proxy attends the meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered Shareholder or his attorney authorized in writing or, if the registered Shareholder is a Company, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

If you are a beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

Persons Making the Solicitation

The solicitation is made on behalf of management of the Company. The costs incurred in the preparation and mailing of the proxy-related materials for the meeting will be borne by the Company. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of the Company, who will not be specifically remunerated therefor.

Voting of Proxies

The Common Shares represented by an effective proxy will be voted or withheld from voting in accordance with the instructions specified therein on any ballot that may be called. Where no choice is specified, the Common Shares will be voted in favour of the matters set forth therein. The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or any adjournment or postponement thereof. As at the date of this Circular, management is not aware of any amendments, variations, or other matters which may be brought before the Meeting. If such should occur, the persons designated by management will vote in accordance with their best judgment, exercising discretionary authority.

Advice to Nonregistered Shareholders

You are a “nonregistered Shareholder” if your shares are registered in the name of a nominee, such as a brokerage firm, through which you purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans. In Canada, the vast majority of such shares held by nonregistered Shareholders are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Inc., which company acts as a nominee of many Canadian brokerage firms. Shares held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the nonregistered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of Aphria do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from nonregistered Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by nonregistered Shareholders in order to ensure that their shares are voted at the Meeting. Often the form of proxy supplied to a nonregistered Shareholder by its broker is identical to the form of proxy provided by Aphria to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the nonregistered Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms or proxy forms to the nonregistered Shareholders and asks the nonregistered shareholders to return the proxy of voting instruction forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A nonregistered Shareholder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote shares directly at the Meeting — the proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

If you are a nonregistered Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Notice-and-Access

The use of the notice-and-access provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the notice-and-access provisions to deliver proxy-related materials by posting the Circular electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including nonregistered Shareholders, indicating that the Circular has been posted and explaining how a shareholder can access it or obtain a paper copy of the Circular from the Company. This Circular has been posted in full on the Company’s website at https://aphria.com/investors/documents and under the Company’s SEDAR profile at www.sedar.com.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Circular together with the Notice of Meeting and form of proxy or voting instruction form.

The Company will deliver copies of the applicable proxy-related materials directly to registered Shareholders and non-objecting beneficial owners, through the services of its registrar and transfer agent, Computershare. The Company does not intend to pay for the intermediaries to deliver these materials to objecting beneficial owners.

Any registered Shareholder who wishes to receive a paper copy of the Circular must contact the Company’s transfer agent, Computershare, toll-free, within North America — 1-866-962-0498 or direct, from outside of North America — (514) 982-8716 and entering your 15-digit control number as indicated on your voting instruction form or proxy. Any beneficial Shareholder who wishes to receive a paper copy of the Circular must contact Broadridge, toll-free, within North America — 1-877-907-7643 or direct, from outside of North America — (905) 507-5450 and entering your 16-digit control number as indicated on your voting instruction form. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that a shareholder ensure their request is received no later than September 29, 2017.

NON-IFRS MEASURES

In this Circular reference is made to adjusted gross profit and EBITDA, neither of which are measure of financial performance under IFRS. The Company calculates each as follows:

•          Adjusted gross profit is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the fair value of biological assets, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•          EBITDA is net income (loss), plus (minus) income tax expense (recovery) plus (minus) finance expense (income), plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments related to biological assets, plus amortization of non-capital assets, plus impairment of intangible assets, plus (minus) loss (gain) on marketable securities, plus (minus) loss (profit) from equity accounted investee, plus (minus) EBITDA profit (loss) from equity accounted investee, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

Further information on the Company’s reconciliation of these non-IFRS measures are included in its management’s discussion and analysis for the fiscal year ended May 31, 2017 available on SEDAR.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares. There were 138,888,590 Common Shares of the Company outstanding as of the Record Date, each Common Share carrying the right to one vote. Each Shareholder of record at the close of business on the Record Date is entitled to vote at the Meeting the Common Shares registered in his or her name on that date.

The Company is not aware of any persons who, to the knowledge of the directors or officers, directly or indirectly, had beneficial ownership or control over, as of the Record Date, more than 10% of the Common Shares.

BUSINESS OF THE MEETING

Receipt of Financial Statements and Auditors Report

The audited consolidated financial statements of the Aphria for the financial year ended May 31, 2017 and the report of the auditors thereon will be placed before the Meeting. Approval of the Shareholders is not required in relation to the financial statements.

Election of Directors

The articles of the Company provide that the board of directors (the “Board”) shall consist of a minimum of 3 directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that, at the present time, there will be 7 directors.

Directors appointed at the Meeting will serve, subject to the by-laws of the Company and applicable corporate law, until the end of the next annual Shareholder meeting or until their successor is elected or appointed, unless their office is earlier vacated. All the individuals who have been nominated as directors are currently members of the board and were elected as part of the business combination between Pure Natures Wellness Inc. o/a Aphria and Black Sparrow Capital Corp., as described in the joint management information circular dated October 28, 2014, except for Mr. Dym and Ms. Persofsky who are new nominees in fiscal 2018 as Ms. Dickinson and Mr. Kozlov will not be standing for re-election at the Meeting. The Company wishes to thank each of Ms. Dickinson and Mr. Kozlov for their contributions to the Company and the Board.

The Board recommends that Shareholders vote FOR the election of the nominees whose names are set forth below. If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the nominee directors in this circular. Management does not anticipate that any of the nominees for election as a director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

This Circular sets forth certain information regarding the nominees, including a brief biography, their position with the Company, their principal occupation or employment during the last five years, date first elected or appointed as a director of the Company, Board and committee attendance, Board compensation for the previous fiscal year, the number of Common Shares and other Aphria securities beneficially owned, controlled or directed, indirectly or directly by each nominee, the total value of the securities as at the Company’s year-end date and whether or not they met the requirements of the Company’s minimum stock ownership guidelines. Please refer to pages 12 to 19 of this Circular for additional information on the proposed nominees.

If, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, the management designees named in the form of proxy reserve the right to vote for any other nominee in their sole discretion unless the shareholder has specified therein that its Common Shares are to be withheld from voting on the election of directors.

As part of its ongoing review of corporate governance practices and in accordance with the provisions of the TSX Company Manual (the “Manual”), the Board has adopted a majority voting policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” shall tender his or her resignation to the Chair of the Board promptly following the Shareholders’ meeting. The Compensation, Nominating and Governance Committee (the “CNG Committee”) will consider the offer of resignation and will make a recommendation to the Board on whether to accept such offer. In considering whether or not to accept the resignation, the CNG Committee will consider all factors deemed relevant by the members of the CNG Committee. The CNG Committee will be expected to recommend acceptance of the resignation except in situations where “exceptional circumstances” (as provided in the Manual and issued by the Toronto Stock Exchange (the “TSX”)) would warrant the applicable director continuing to serve on the Board. The Board will make the final decision as to whether or not to accept the recommendation and announce it in a press release, a copy of which shall be concurrently delivered to the TSX, within ninety (90) days following the date of the Shareholders’ meeting. Should the Board decline to accept the resignation, such press release will state the reasons for the Board’s decision. The resignation of a director will be effective when accepted by the Board. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CNG Committee at which his or her resignation is considered.

Notwithstanding a director’s election at the Meeting, the election of any director is subject to regulatory approval. Any director that does not obtain the necessary regulatory approval shall tender his or her resignation to the Chair of the Board.

The Board unanimously recommends that the shareholders vote FOR the election of each of the director nominees and unless instructed otherwise, the persons named in the form of proxy will vote FOR the election of each of the director nominees.

Each nominee has confirmed his or her eligibility and willingness to serve as a Director if elected and, in the opinion of the Board and management of Aphria, the proposed nominees are qualified to act as directors of the Company.

Appointing Auditors

The Board, on the advice of the audit committee, recommends that the Shareholders vote FOR PricewaterhouseCoopers LLP to be appointed as auditors of Aphria until the next annual meeting of Shareholders. PricewaterhouseCoopers LLP have been the auditors of Aphria since October 27, 2016.

The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the appointment of PricewaterhouseCoopers LLP as auditors of Aphria for the term expiring with the next annual meeting of Shareholders, and to authorize the Board to fix their remuneration.

Unless specifically instructed to vote against the approval of the auditors, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote FOR the approval of the auditors. In order to be effected, this ordinary resolution must be approved by a majority of the votes cast in respect thereof.

The following table sets forth, by category, the fees for all services rendered by the Company’s previous external auditors, MNP LLP, for the financial year ended May 31, 2016 and PricewaterhouseCoopers LLP for the financial year ended May 31, 2017, are as set out below (including estimates).

	May 2017	May 2016
Audit Fees(1)	$99,000	$60,000
Audit Related Fees(2)	61,200	19,000
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$160,200	$79,000

Notes:

(1)         Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)         Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)         Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

Approval of an Amended and Restated Stock Option Plan

At the Meeting, Shareholders will be asked to consider and if thought fit, approve a resolution in the form attached as Exhibit “A” hereto, approving an amended and restated incentive stock option plan (the “Option Plan”). A copy of the Option Plan, which has been conditionally approved by the TSX, subject to the receipt of customary documentation, is attached hereto as Schedule “A-1” to Exhibit “A”. The Option Plan was previously approved by the Board, in connection with the Company’s graduation from the TSX Venture Exchange to the TSX on March 22, 2017. The changes to the Company’s prior option plan are those required by the TSX in order to ensure that the Option Plan meets the guidelines set out in the Manual, each as further discussed below. Capitalized terms used herein in this section and not otherwise defined shall have the meanings given to them in the Option Plan.

The Option Plan

The purpose of the Option Plan continues to be:

(i)	providing directors, officers, consultants and key employees of the Company (“Eligible Persons”) with additional incentives;

(ii)	encouraging stock ownership by such Eligible Persons;

(iii)	increasing the proprietary interest of Eligible Persons in the success of the Company;

(iv)	encouraging Eligible Persons to remain with Aphria or its subsidiaries; and

(v)	attracting new directors, employees and officers.

The Option Plan requires the approval of Shareholders in accordance with the Section 613 of the Manual.

The Option Plan continues to be a “rolling plan” with the Company authorized to issue such number of options which is 10% of the issued and outstanding share capital at the date of grant, less the aggregate number of Common Shares reserved for issuance or issuable under any Share Compensation Arrangement. As a result, any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares available for issuance under the Option Plan. The maximum number of Common Shares issued to Insiders under the Option Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding value and the maximum number of Common Shares issuable to Insiders under the Option Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time, may not exceed 10% of the outstanding issue. Furthermore, the maximum number of Common Shares that may be issued to any Consultant or all Persons conducting Investor Relations Activities for the Company within any one year period pursuant to the exercise of Options granted under the Stock Option Plan shall not exceed 2% of the Common Shares outstanding (calculated on a non-diluted basis).

As of the date hereof, there are an aggregate of 7,155,869 Options outstanding and unexercised under the Option Plan, representing 5.2% of the issued and outstanding Common Shares. As of the date of this Circular, 1,157,131 Common Shares have been issued from exercised Options under the Option Plan, representing 0.8% of the issued and outstanding Common Shares and 290,000 Options have been forfeited. If the Option Plan and the DSU Plan (collectively, the “Plans”) are approved at the Meeting, 13,888,859 Shares in the capital of Aphria will be reserved for issuance under the Plans, representing 10% of the total outstanding Common Shares. As a result of the previously issued and unexercised Options and DSUs, a total of 6,727,570 Common Shares, representing 4.8% of the total outstanding Common Shares will be reserved for issuance under the Plans.

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of Options and in certain circumstances where such optionees’ employment is terminated in connection with such transactions, such accelerated vesting will be automatic.

Options granted under the Option Plan will have an Exercise Price that shall be fixed by the Board at the time that the Option is granted, but in no event shall it be less than the Market Price. The term of the Options and the vesting schedule shall be determined by the Board at the time of grant, but in no case shall an Option be exercisable for a period exceeding ten (10) years.

The Company does not provide financial assistance to Option holders in connection with their participation in the Option Plan.

Options shall not be transferable or assignable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative. As a general matter and subject to Board discretion and certain specified exceptions, if the Board service, employment or consulting relationship of a participant terminates, then vested Options held by the participant will cease to be exercisable on the earlier of the original expiry date of the Option and six (6) months after the applicable termination date and all unvested Options will terminate.

Notwithstanding any other provision of the Stock Option Plan, if the expiry date of any vested Option ceases falls on, or within nine business days immediately following, a date upon which the participant is prohibited from exercising the Option due to a black-out period or other trading restriction imposed by the Company, then the expiry date of the Option shall be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

A Participant may, in lieu of exercising an Option for cash, elect to receive, instead of the Common Shares issuable upon exercise of the Option, such number of Common Shares (rounded down to the nearest whole number) equal to the value (as determined below) of such Option by surrendering the Option at the principal office of the Company together with a properly endorsed notice of exercise and a notice of cashless exercise, in which event the Company shall issue to the Participant, upon exercise, that number of Common Shares calculated using the following formula:

X = (Y(A – B)/A)

Where:

X = the number of Common Shares to be issued to the Participant upon such cashless exercise

Y = the number of Common Shares issuable upon the exercise of the Options being exercised

A = the Market Price of the Common Shares as at the date of such cashless exercise

B = the Exercise Price

Amending the Option Plan

As part of the Company’s graduation to the TSX, there were significant revisions to the amendment provisions of the Company’s prior option plan, each as described further below.

Subject to the applicable rules of the TSX, the Board may hereafter from time to time, in its absolute discretion and without the approval of Shareholders, make the following amendments to the Option Plan or any Option:

•        amend the vesting provisions of the Option Plan and any Certificate;

•        amend the Option Plan or an Option as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the Option Plan or the Shareholders;

•        any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Option Plan, correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan, correct any grammatical or typographical errors or amend the definitions in the Option Plan regarding administration of the Option Plan;

•        any amendment respecting the administration of the Option Plan; and

•        any other amendment that does not require the approval of Shareholders under Section 1.6(d) of the Option Plan.

Subject to the applicable rules of the TSX, Shareholder approval is required for the following amendments to the Option Plan:

•        any increase in the maximum number of Common Shares that may be issuable pursuant to Options granted under the Option Plan;

•        any reduction in the Exercise Price of an Option, cancellation and reissue of Options, extension of the Expiry Date of an Option or a substitution of Options with cash or other awards on terms that are more favourable to the Participant;

•        any amendment to the Insider participation limit;

•        any amendment to Section 1.6(c) and (d) of the Option Plan;

•        any extension of the Expiry Date of an Option held by an Insider; and

•        any change that would materially modify the eligibility requirements for participation in the Option Plan.

Disinterested Shareholder approval, meaning the approval of a majority of Shareholders voting at a duly called and held meeting of such Shareholders, excluding votes of Insiders to whom options may be granted under the Option Plan, is required for the following amendments to the Option Plan:

•        any individual stock option grant that would result in any of the limitations set forth in Section 1.4(c) of the Option Plan being exceeded; and

•        any individual stock option grant that would result in the grant to Insiders (as a group), within a twelve (12) month period, of an aggregate number of Options exceeding ten percent (10%) of the issued Common Shares, calculated on the date an Option is granted to any Insider;

•        any individual stock option grant that would result in the number of Common Shares issued to any individual in any twelve (12) month period under the Option Plan exceeding five percent (5%) of the issued Common Shares of the Company, less the aggregate number of shares reserved for issuance or issuable under any other Share Compensation Arrangement of the Company;

•        any amendment to Options held by Insiders that would have the effect of decreasing the exercise price of the Options; and

•        any individual stock option grant requiring Shareholder approval pursuant to the TSX Manual.

As at the date hereof, current directors, officers, key employees and consultants of the Company hold Options to acquire an aggregate of 7,155,869 Common Shares.

Vote Required

At the Meeting, Shareholders of the Company will be asked to consider, and if thought fit, approve a motion to approve the Option Plan. The resolution (the “Option Plan Resolution”) which will be put forward to the Shareholders of the Company for approval at the Meeting is attached hereto as Exhibit “A”.

The Board recommends that Shareholders vote FOR the Option Plan Resolution, as set out in Exhibit “A”.

Unless specifically instructed to vote against the Option Plan Resolution, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote FOR the approval of the Option Plan. In order to be effected, this ordinary resolution must be approved by a majority of the votes cast in respect thereof.

Approval of an Amended and Restated Deferred Share Unit Plan

At the Meeting, Shareholders will be asked to consider and if thought fit, approve a resolution in the form attached as Exhibit “B” hereto, approving an amended and restated deferred share unit plan (the “DSU Plan”). A copy of the DSU Plan, which has been conditionally approved by the TSX subject to the receipt of customary documentation, is attached hereto as Schedule “B-1” to Exhibit “B”. The DSU Plan was previously approved by the Board, in connection with the Company’s graduation from the TSX Venture Exchange to the TSX on March 22, 2017. The changes to the Company’s prior deferred share unit plan are those required by the TSX in order to ensure that the DSU Plan meets the guidelines set out in the Manual, each as further discussed below. Capitalized terms used herein in this section and not otherwise defined shall have the meanings given to them in the DSU Plan.

The DSU Plan

The DSU Plan will continue to promote the interests of the Company by attracting and retaining qualified persons to serve on the Board and to service the Company and to afford such participants in the DSU Plan an opportunity to receive a portion of their compensation for serving as a director or officer of the Company in the form of securities of the Company. The DSU Plan continues to be a “rolling plan” with the Company authorized to issue such number of deferred share units “DSUs”, each a “DSU” which is 10% of the issued and outstanding share capital at the date of grant, less the aggregate number of Common Shares reserved for issuance or issuable under any Share Compensation Arrangement.

The CNG Committee of the Board will continue to administer the DSU Plan and determine which members of the Board and officers of the Company are eligible to participate (the “Participants”) and to whom awards of DSUs will be made. Each existing or new member of the Board or certain officers may elect in writing, once each year, to be paid a percentage of his or her cash annual retainer or annual bonus, as applicable, in the form of DSUs, with the balance being paid in cash. If no election is made in respect of a particular fiscal year, the Participant will receive the cash annual retainer or annual bonus, as applicable, in cash.

The number of DSUs granted at any particular time pursuant to the DSU Plan will be calculated by: (a) in the case of an elected amount, by dividing (i) the dollar amount of the elected amount allocated to the participant by (ii) the Share Price of a Common Share on the applicable award date; or (b) in the case of a grant of Deferred Share Units by dividing (i) the dollar amount of such grant by (ii) the Share Price of a Common Share on the applicable grant date. “Share Price” at any date in respect of the Common Shares means the volume weighted average trading price of the Common Shares on the TSX for the five (5) trading days immediately preceding the applicable date.

Unless otherwise stated in an applicable Grant Agreement, all DSUs recorded in a Participant’s DSU notional account shall vest on the day of grant.

Dividend equivalents are awarded in respect of DSUs in a Participant’s account on the same basis as if the Participant was a Shareholder on the relevant record date, and the dividend equivalents are credited to the Participant’s account as additional DSUs (or fractions thereof).

The maximum number of Common Share issuable under the DSU Plan shall not exceed 10% of the then issued and outstanding Common Shares pursuant to the DSU Plan (together with any other share-based compensation arrangement of the Company, including the Option Plan), and the aggregate value of DSUs awarded to non-executive directors within any one-year period under the DSU Plan together with all other security based compensation arrangements of the Company shall not exceed $150,000 in value of equity per Participant. The maximum number of Common Shares issued to Insiders under the DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding value and the maximum number of Common Shares issuable to Insiders under the DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time, may not exceed 10% of the outstanding issue.

As of the date hereof, there are an aggregate of 5,420 DSUs outstanding and unexercised under the DSU Plan representing 0.004% of the issued and outstanding Common Shares. If the Plans are approved at the Meeting, 13,888,859 Shares in the capital of Aphria will be reserved for issuance under the Plans, representing 10% of the total outstanding Common Shares. As a result of the previously issued and unexercised Options and DSUs, a total of 6,727,570 Common Shares, representing 4.8% of the total outstanding Common Shares will be reserved for issuance under the Plans.

Upon a Participant ceasing to be a member of the Board or officer of the Company, he or she may by the 90th day following the date on which the Participant ceases to hold any position as a director of the Company or ceases to be an officer and employee of the Company (the “Termination Date”), elect to receive net of any applicable withholding taxes: (i) a cash payment equal to the number of DSUs credited to the Participant’s account as of the Termination Date, multiplied by the Share Price of the Common Shares; (ii) Common Shares purchased on the Participant’s behalf on the open market by a broker; or (iii) a combination thereof.

Notwithstanding the foregoing, the Company has the absolute discretion, subject to any necessary Shareholder and regulatory approvals, to issue to the Participant such number of Common Shares from treasury as equal the number of

DSUs, net of the number of DSUs that would equal the applicable withholding taxes recorded in the Participant’s account on the Termination Date. In the absence of the giving of a notice of redemption, the Participant will be deemed to have elected a cash payment. In the event of death of a Participant, no notice of redemption shall be required and the Company shall within one (1) calendar year in the case of a Participant, make a lump sum cash payment for the benefit of the trustee, administrator or other legal representative of the individual. The lump sum cash payment would be equivalent to the cash payment on the Termination Date.

Under no circumstances shall DSUs be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of common shares of the Company nor shall any Participant be considered a Shareholder by virtue of the award of DSUs.

The rights or interests of a Participant under the DSU Plan are not assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death. Further, such rights or interests are not to be encumbered.

Amending the DSU Plan

As part of the Company’s graduation to the TSX, there were significant revisions to the amendment provisions of the Company’s prior deferred share unit plan, each as described further below.

The Board may at any time, and from time to time, and without Shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

•        amendments to the termination provisions the DSU Plan;

•        amendments necessary or advisable because of any change in application of securities laws;

•        amendments to Section 4 relating to the administration of the DSU Plan; and

•        any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “housekeeping” nature.

Notwithstanding the foregoing, none of the following amendments shall be made to the DSU Plan without approval by Shareholders or disinterested Shareholders (as applicable) by ordinary resolution:

•        amendments to the DSU Plan which would increase the number of securities issuable under this Plan, otherwise than in accordance with the terms of the DSU Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

•        amendments to the DSU Plan which would increase the number of securities issuable to Insiders, otherwise than in accordance with the terms of the DSU Plan;

•        amendments permitting awards other than DSUs to be made under the DSU Plan;

•        an amendment that would permit DSUs to be granted to persons other than Eligible Participants on a discretionary basis; and

•        amendments deleting or reducing the range of amendments which require shareholders’ approval under the DSU Plan.

Any amendment shall not alter the terms or conditions of any DSU or impair any right of any holder of Deferred Share Units pursuant to any DSU granted prior to such amendment.

No amendment shall be made which prevents the DSU Plan from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto.

Vote Required

At the Meeting, Shareholders of the Company will be asked to consider, and if thought fit, approve a motion to approve the DSU Plan. The resolution (the “DSU Plan Resolution”) which will be put forward to the Shareholders of the Company for approval at the Meeting is attached hereto as Exhibit “B”.

The Board recommends that Shareholders vote FOR the DSU Plan Resolution, as set out in Exhibit “B”.

Unless specifically instructed to vote against the DSU Plan Resolution, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote FOR the approval of the DSU Plan. In order to be effected, this ordinary resolution must be approved by a majority of the votes cast in respect thereof.

Director Nominees

The following pages set out the director nominees, including a brief summary of their experience and qualifications together with their age, place of primary residence, principal occupation, year first elected or appointed as a director, membership on committees of the Board as at the Record Date, attendance at Board and committee meetings during fiscal 2017, as well as past and current directorships of other public and private entities. Also indicated for each director nominee is the number of Common Shares and other securities beneficially owned, or controlled or directed, directly or indirectly, on the Record Date, and, as at such date, the value of such Common Shares.

The Board has determined that the following director nominees are independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) — Dennis Staudt, Phil Waddington, Shawn Dym and Renah Persofsky. In addition, the Board has determined that the following director nominees are non-independent within the meaning of NI 52-110 — Vic Neufeld, Cole Cacciavillani and John Cervini.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the nominees for election as director of the Company is as at the date hereof, or within 10 years before the date hereof:

•        is, or has been a director, CEO or chief financial officer (“CFO”) of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director executive officer was acting in the capacity as director, CEO or CFO;

•        was subject to an Order that was issued after the director executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

•        is, or has been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•        has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Furthermore, to the knowledge of the Company, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; and (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a nominee.

VIC NEUFELD

Chair of the Board and Chief Executive Officer (“CEO”) of Aphria Age: 63 Lakeshore, Ontario Director since 2014 Independent Director: NO

Mr. Neufeld is the Chief Executive Officer and Chair of the Board of Aphria Inc. Mr. Neufeld was formerly a Partner with Ernst & Young LLP, formerly the CEO of Jamieson Laboratories, Canada’s largest manufacturer and distributor of natural vitamins, minerals, concentrated food supplements, herbs and botanical medicines. He currently sits as the Chair of Enwin Utilities Ltd., a local energy provider and sits on the board of WFCU Credit Union.

Strategic qualifications:

•        20+ years as CEO of Canada’s largest neutraceutical player

•        20+ years building and developing brands

Board Committee Membership	Membership	Meeting Attendance
	Board	10 of 10
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	None	Enwin Utilities Ltd.
WFCU Credit Union
Common Shares (# & $)	Number	Value
	949,695	$5,166,341(1)
Shareholding Requirements	% of Shareholding Requirements(2)	Target Date to Meet Requirement
	14.0 x	TARGET MET

COLE CACCIAVILLANI

Co-Founder and Vice-President — Growing Operations Age: 62 Leamington, Ontario Director since 2014 Independent Director: NO

Mr. Cacciavillani, a Co-Founder, is Vice-President — Growing Operations and a director of Aphria Inc. Mr. Cacciavillani is an industrial engineer with 35 years of experience in the agricultural and greenhouse industry. Mr. Cacciavillani is the Secretary/Treasurer of Cacciavillani and F.M Farms Ltd. and the Chief Executive Officer of CF Industrial Inc. Mr. Cacciavillani is the Co-Chair of Fundraising for the Erie Shores Campus Hospice and he is a recipient of the Queen Elizabeth II Diamond Jubilee Medal.

Strategic qualifications:

•        35+ years experience in commercial agricultural space, specializing in greenhouses

•        Founding vision of Aphria

Board Committee Membership	Membership	Meeting Attendance
	Board	10 of 10
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	None	Erie Shores Campus Hospice
Common Shares (# & $)	Number	Value
	8,494,444	$46,209,775(1)
Shareholding Requirements	% of Shareholding Requirements(2)	Target Date to Meet Requirement
	220.0 x	TARGET MET

JOHN CERVINI

Co-Founder and Vice-President — Infrastructure & Technology Age: 47 Leamington, Ontario Director since 2014 Independent Director: NO

Mr. Cervini, a Co-Founder, is Vice-President — Infrastructure & technology and a director of Aphria. Mr. Cervini is a fourth-generation greenhouse grower with hydroponic agricultural experience. Together with his father and brother, John helped established Lakeside Produce, one of North America’s leading sales and marketing companies selling fresh produce from Canada to multinational retailers throughout North America. John is a leading innovator in greenhouse growing technology and has also overseen greenhouse expansion to Carpentaria, California and Guadalajara, Mexico.

Strategic qualifications:

•        20+ years of commercial agricultural experience, specializing in greenhouse growing technology

•        Founding vision of Aphria

Board Committee Membership	Membership	Meeting Attendance
	Board	10 of 10
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	None	None
Common Shares (# & $)	Number	Value
	9,500,001	$51,680,005(1)
Shareholding Requirements	% of Shareholding Requirements(2)	Target Date to Meet Requirement
	246.0 x	TARGET MET

DENNIS STAUDT, CPA, CA

Lead Director Chair of the Audit Committee Member, Compensation, Nominating & Governance Committee Age: 63 Kingsville, Ontario Director since 2014 Independent Director: YES

Mr. Staudt is the Lead Director of Aphria, in addition to being the Chair of the Audit Committee. Mr. Staudt is a retired Partner from PricewaterhouseCoopers LLP. Mr. Staudt continues to provide business advisory services to a number of private companies, primarily in the manufacturing and greenhouse sectors. He is also Vice-President of Staudt Farms Limited, a family-owned farming operation in Leamington, Ontario.

Strategic qualifications:

•        Significant financial literacy tied to Big Four experience

•        3 years as a member of Board of Directors

Board Committee Membership	Membership	Meeting Attendance
	Board	10 of 10
	Audit	4 of 4
	Compensation, Nominating &	7 of 7
Governance
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	None	None
Common Shares (# & $)	Number	Value
	60,000	$314,400(1)
Shareholding Requirements	% of Shareholding Requirements(2)	Target Date to Meet Requirement
	15.7 x	TARGET MET

DR. PHIL WADDINGTON

Member, Compensation, Nominating & Governance Committee Age: 54 Gatineau, QC Director since 2014 Independent Director: YES

Dr. Waddington is a director of Aphria Inc. Dr. Waddington, a trained naturopathic physician, is a leader in the field of regulating natural health products. From January 2000 to August 2008, Dr. Waddington served as the inaugural Director General of the Natural Health Products Directorate (NHPD) of Health Canada. He is also the Executive Director of the Canadian Homeopathic Pharmaceutical Association (CHPA).

Strategic qualifications:

•        Significant experience inside Health Canada and more specifically Natural Health Products Directorate

•        3 years as a member of Board of Directors

Board Committee Membership	Membership	Meeting Attendance
	Board	9 of 10
	Compensation, Nominating &	7 of 7
Governance
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	None	None
Common Shares (# & $)	Number	Value
	32,007	$167,717(1)
Shareholding Requirements	% of Shareholding Requirements(2)	Target Date to Meet Requirement
	8.4 x	TARGET MET

RENAH PERSOFSKY — NEW NOMINEE

New Nominee Age: 58 Toronto, ON Director since: N/A Independent Director: YES

Ms. Persofsky is a widely-respected entrepreneur, strategist, innovator and change agent with a distinguished track record of success in creating 27 start-up companies.

She has a rich history of investing in early stage companies where she helps mentor CEOs in the art of bringing MVP products to market, and growing their business exponentially. She serves as Board Chair for mobile on-demand senior care and child care start-up BookJane, advises award winning payment card and platform technology firm Dynamics Inc., and is a board member for retail/QSR automation software specialty firm MeazureUp Inc. She is presently an executive consultant in the Innovation Group at CIBC.

Strategic qualifications:

•        Strategic vision and entrepreneur expertise

•        Capital markets and Schedule I banking experience

Board Committee Membership	Membership	Meeting Attendance
	Board	N/A
	Audit	N/A
	Compensation, Nominating &	N/A
Governance
	Annual General Meeting	N/A
	Organizational Board Meeting	N/A
Current Board Directorships	Public Boards	Private Boards
	None	BookJAne
MeazureUP Inc.
Common Shares (# & $)	Number	Value
	Nil	$ Nil
Shareholding Requirements	% of Shareholding Requirements(2)	Target Date to Meet Requirement
	0.0%	October 2022

SHAWN DYM — NEW NOMINEE

New Nominee Age: 37 Toronto, ON Director since: N/A Independent Director: YES

Mr. Dym is a managing director at York Plains Investment Corp. a private investment vehicle focused on maximizing absolute returns by investing in a wide array of asset classes, including successful cannabis related investments. He currently serves on the board of advisors for Green Acre Capital, Canada’s first private investment fund focused on the cannabis industry.

He has extensive experience managing companies with high growth both at York Plains and as an entrepreneur. Since 2014 he has been president of Eddy Smart Home Solutions Inc. a leading smart home water monitoring venture based out of Toronto.

Mr. Dym has more than a decade of experience in the energy industry, most recently co-founding National Home Services (NHS) and serving as its chief operating officer from 2008 to 2011. He currently serves on the board of directors at Wellpoint Health and Totally Green. He graduated from York University and holds an MBA from Harvard Business School.

Strategic qualifications:

•        Extensive capital market expertise

•        Early cannabis investor with strong overview of the industry

Board Committee Membership	Membership	Meeting Attendance
	Board	N/A
	Audit	N/A
	Compensation, Nominating &	N/A
Governance
	Annual General Meeting	N/A
	Organizational Board Meeting	N/A
Current Board Directorships	Public Boards	Private Boards
	None	Wellpoint Health
Totally Green
Common Shares (# & $)	Number	Value
	Nil	$ Nil
Shareholding Requirements	% of Shareholding Requirements(2)	Target Date to Meet Requirement
	0.0 x	October 2022

Notes:

(1)                 As at May 31, 2017.

(2)                 The percentage of shareholding requirements are in accordance with the Company’s Minimum Share Ownership Policy as further discussed below under the heading “Compensation Discussion and Analysis — Minimum Share Ownership Policy”.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s executive officers, in particular, the five identified named executive officers (collectively, the “NEOs” and each an “NEO”), namely, Vic Neufeld, Chief Executive Officer (“CEO”), Carl Merton, Chief Financial Officer (“CFO”), Cole Cacciavillani, Co-Founder and Vice-President — Growing Operations, John Cervini, Co-Founder and Vice President — Infrastructure & Technology and Megan McCrae, Director of Marketing, for the fiscal year ended May 31, 2017.

The CNG Committee, in consultation with the CEO, is responsible for reviewing, establishing and overseeing the compensation policies of the Company and compensation of the NEOs. Historically, the CEO has made recommendations to the CNG Committee with respect to the compensation of the NEOs, and the CNG Committee reviews such recommendations with a view to determining whether to recommend to the Board any changes to the compensation for such senior executives. Moreover, the CNG Committee reviews, on an annual basis, the compensation of the CEO and makes recommendations to the Board in respect thereto.

Objectives of Compensation Program

The Company’s executive compensation practices are based on a pay-for-performance philosophy that is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance, and align our executives’ interests with those of the Company’s shareholders by:

•          Providing the opportunity for total direct compensation (base salary plus short-term target annual incentive plus target annual long-term equity-based incentive) that is competitive with the compensation received by senior executives employed at a reference group of comparable publicly-traded companies (the “Reference Group)”;

•          Ensuring that a significant proportion of executive compensation is linked to the Company’s financial and operational performance through the Company’s variable compensation plan as well as effective risk management;

•          Providing senior executives with long-term equity-based incentive plans, such as stock options, which also help to ensure that senior executives meet or exceed minimum share ownership requirements; and

•          Exercising informed judgement in regard to the nature and criticality of the senior executive’s role, as well as applying performance and market context to the comparator peer group data with input from the CEO to ensure the entirety of a senior executive’s contribution is recognized.

In order to implement our compensation philosophy and achieve our objectives, we have adopted a number of governing compensation practices, including:

Key Features of our Compensation Program

•          Annual incentive awards subject to achievement of pre-established performance goals tied to financial objectives

•          Significant proportion of senior executives’ total annual target compensation is considered to be “at-risk”

•          Significant proportion of senior executives’ total annual target compensation is in the form of stock options as part of the long-term incentive plan (LTIP)

•          Engaged an independent consultant Hugessen Consulting Inc. (“Hugessen”) to assist with the assessment and determination of appropriate senior executive compensation for fiscal 2018

•          Implementation of a SuperCharger bonus to reward extraordinary results for fiscal 2018 which would be a fixed percentage of the Fiscal 2018 target bonus under the STIP

Compensation, Nominating & Governance Committee

In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation and governance matters, the Board has established the CNG Committee. For more information on the CNG Committee see “Statement of Corporate Governance — Board Committees — CNG Committee” on page 45 of this Circular.

The primary role of the CNG Committee is to carry out the Board’s overall responsibility for executive compensation at the Company. Under its mandate, the CNG Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation. The CNG Committee is consulted in regard to the appointment of senior executives, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Company’s senior executives, and may make recommendations in respect thereto including recommending their compensation. The CNG Committee also oversees the existence of appropriate policies and compensation structures so that the Company can attract, motivate and retain senior executives who exhibit high standards of integrity, competence and performance. Finally, the CNG Committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company.

Aphria’s compensation practices are designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align our senior executives’ interests with those of the Company’s Shareholders. We believe that the actual compensation our executives receive should have a direct connection to their contribution to the Company’s financial performance and overall long-term success. Accordingly, our compensation program strongly links executive compensation to the actual performance of the company and aligns compensation with shareholder value by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align senior executives’ incentives with shareholder value creation by having a significant proportion of each senior executive’s total annual target compensation is considered to be “at-risk”. Our senior executives’ short-term incentive plan (“Short-Term Incentive Plan” or “STIP”) payout is conditional upon the attainment of or exceeding certain Company financial metrics, in particular annual targets related to gross sales, EBITDA and gross profit as set forth in the budget. The Board seeks to tie individual goals to the area of the executive officer’s primary responsibility, primarily through the use of a SuperCharger bonus. These goals may include the achievement of specific financial or business development goals. The Board also seeks to set company performance goals that reach across all business areas and include achievements in finance/business development and corporate development.

At the end of the most recently completed fiscal year, May 31, 2017, the CNG Committee was comprised of four directors, namely Robert Kozlov (Chair), Arlene Dickinson, Dennis Staudt and Philip Waddington, (the “Independent Directors”) all of whom are independent within the meaning of NI 52-110. The CNG Committee members have all had executive or senior roles in corporations or professional firms and/or board positions where they were required to make or were involved in decisions and determinations related to executive compensation, and the Board believes that the CNG Committee collectively has the knowledge, experience and background required to fulfill its mandate. For more detail please refer to their respective biographies under “Business of the Meeting — Election of Directors” in this Circular.

Minimum Share Ownership Policy

The Board believes that it is in the best interests of the Company and its shareholders to align the economic interests of the Company’s senior executives and Independent Directors with those of the Company’s Shareholders. To achieve this, the CNG Committee has recommended and the Board has adopted the following Minimum Share Ownership Policy.

The Policy is applicable to all of the senior executives and the Independent Directors of the Company pursuant to which each senior executive and the Independent Directors is expected to establish over a period of five (5) years, ownership of a prescribed number of Common Shares and/or DSUs which have a value which is equivalent to the following multiples of the senior executive’s base salary or, in the case of an Independent Director, the base annual cash retainer paid to such Independent Director by the Company (based on the market value of the Common Shares on the TSX) and subsequently maintain such minimum ownership position for the duration of his or her tenure:

Position	Share Ownership Guideline
Chief Executive Officer	3 × base salary
Independent Directors	2 × base annual cash retainer
Chief Financial Officer	1 × base salary
Other Officers	0.5 × base salary

The following may be used in determining share ownership:

1.     Shares owned directly (including through open market purchases);

2.     Shares owned jointly or separately by the individual’s spouse;

3.              Shares held in trust for the benefit of the officer or director, their spouse and/or children residing at the same residence; and

4.     Vested DSUs.

Unexercised stock options (whether vested or not vested), convertible debt and warrants do not count toward meeting these guidelines until they have been converted or exercised into Common Shares.

The value of the ownership requirement is based upon the senior executive’s then current base salary or Independent Director’s base annual cash retainer at the end of May of each year and will be based on the average closing price of the Company’s Common Shares on the TSX on May 31 of the prior fiscal year.

In fiscal 2016, the Board approved the Minimum Share Ownership Policy. However, during the current year, the Board tasked the CNG Committee with reconsideration of the Policy based on the growth of the per share cost of the Company’s Common Shares. As at the Record Date, the Board has not approved a revised policy but has temporarily suspended the initial ownership requirements while the Policy is reconsidered.

While the applicable level of ownership is expected to be satisfied by each officer or director within five (5) years after first becoming subject to these guidelines, the original policy required officers of the Company to purchase a minimum of 25,000 Common Shares within the first year of their hire and each director was to possess a minimum of 25,000 Common Shares prior to the record date of the annual general meeting in which he/she is to be first elected. Once the officer’s or director’s level of ownership satisfies the applicable guideline, such ownership levels are expected to be maintained for as long as the officer or director remains in their role with the Company. In the event of an increase in an officer’s base salary or a director’s base annual cash retainer, such individual will have five (5) years from the time of the increase to acquire any additional Common Shares required to meet these guidelines if necessary. Until such time that each individual officer meets the level of ownership of the guideline, that officer shall be awarded one-half (½) of their annual bonus in DSUs.

Executive Compensation Components

The Company’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance and provide financial incentives to senior executives based on the level of achievement of specific operational and financial objectives.

The compensation of the NEOs includes three major elements: (a) base salary, (b) short-term incentive plan consisting of an annual, discretionary cash bonus, and for fiscal 2018, the introduction of the SuperCharger bonus, and (c) long-term equity incentives, consisting of stock options granted under the Option Plan and any other equity plan that may be approved by the Board, including the DSU Plan. These three principal elements of compensation are described in more detail below

The following table summarizes the compensation components of the Company’s executive compensation program, including the objectives of each component and the criteria impacting each component’s value:

Component	Key Feature	Form	Criteria	Objectives	Performance Link
Base Salary	• Fixed Pay Rate • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession candidates	• Cash	• Reference Group data • Individual contribution and performance	• Attract and retain top talent • Recognize level of responsibilities, individual experience and contribution to the Company's performance	• None
• Performance period: 1 year
Short-Term Incentive (STIP)	• Annual award based on achievement of pre-determined corporate annual targets • Performance period: 1 year	• Cash	• Gross sales performance • EBITDA performance • Gross profit performance	• Motivate executives to attain and exceed the Company’s annual goals and financial targets	• Payout conditional upon achievement of pre-determined financial metrics
	• Annual SuperCharger bonus, beginning in fiscal 2018	• Cash	• Executive specific financial metric	• In concert with Strategic Plan	• Payout conditional on achievement of pre-determined financial metric
Long-Term Incentives (LTIP)	• Stock options • Vesting over variable time horizons up to 5 years	• Stock options	• Time-based • Share price	• Align executives with shareholder value creation • Support retention with vesting conditions	• Requires shareholder value creation to generate compensation value

Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to our success, the position and responsibilities of the NEOs and competitive industry benchmarks for other medical marijuana companies of comparable size and other companies of similar size in comparable industries. Base salaries are set and adjusted to reflect the scope of an executive’s responsibility and prior experience.

Short-Term Incentive Plan (STIP)

The Company’s Short-Term Incentive Plan aims to enhance the link between pay and performance by:

•          Aligning the financial interests and motivations of the Company’s senior executives and employees with the annual financial performance and returns of the Company;

•          Motivating senior executives and employees to work towards common annual performance objectives; and

•          Providing total cash compensation that is at or higher than the median of the Reference Group in cases where superior financial performance and returns in excess of target objectives are attained;

The following table shows the percentage breakdown of STIPs for the fiscal year ended May 31, 2017:

Name	Position	Maximum annual bonus(1)		Target #1, meet or exceed 2017 budgeted sales level(1)	Target #2, meet or exceed 2017 budgeted gross profit level(1)	Target #3, meet or exceed 2017 budgeted EBITDA level(1)	Discretionary bonus(2)
Vic Neufeld	Chief Executive Officer	45	%(3)	15%	15%	15%	N/A
Carl Merton	Chief Financial Officer	30%		10%	10%	10%	N/A
Cole Cacciavillani	Co-Founder and Vice-President — Growing Operations	30%		10%	10%	10%	N/A
John Cervini	Co-Founder and Vice-President — Infrastructure & Technology	30%		10%	10%	10%	N/A
Megan McCrae	Director of Marketing	20%		5%	5%	5%	5%

(1)         As a percentage of base salary. Maximum annual bonuses for the NEOs were revised for fiscal 2018. For further disclosure see “Changes to Compensation for fiscal 2018.”

(2)         At the discretion of the CEO, based on Ms. McCrae achieving personal performance objectives as established by the CEO.

(3)         Mr. Neufeld’s bonus was increased for fiscal 2018 to a maximum annual bonus of 50%, with 16 2/3% of such bonus payable with each of the three targets referenced in the table above for Mr. Neufeld.

Performance Measures and Targets

Performance measures, targets, and payout levels for STIP are reviewed and approved annually by the Board on the recommendation of the CNG Committee. For fiscal 2017, the Board approved the following as the financial measures to be achieved (for Mr. Neufeld, Merton, Cacciavillani and Cervini, as to 1/3 of the total targeted STIP in each case and for Ms. McCrae, as to 1/4 of the total targeted STIP):

•   Annual gross sales (“AGS”) measured against budgeted AGS target;

•   EBITDA measured against budgeted the EBITDA target; and

•   Annual gross profits (“AGP”) as measured against budgeted AGP target.

The CNG Committee recommended AGS, EBITDA and AGP as the financial measures to be achieved in Fiscal 2017 to ensure that senior executives’ incentive-based compensation reflects:

•   Success in achieving the Company’s targets for profitability; and

•   Effectiveness in managing the return on assets, including the level of investment required to generate earnings.

For each of the financial measures, the percentage portion represented by such measure is the maximum that may be received.

In consideration of this year’s achievements, our NEOs all received annual incentive payout at 100% of targets, as the Company’s fiscal 2017 gross sales targets as set forth in the operating budget (“Budget”) for the immediately preceding fiscal year prior to the determination of the LTIP bonus, and its annual EBITDA with reference to targets, as set forth in the Budget and its annual targets for gross profit as set for in the Budget, all met or exceeded their respective target ranges, except for Ms. McCrae who received approximately 70% of her discretionary bonus. We believe that these performance measures, which are based on internal budgets, continue to be appropriate as they ensure that goals are sufficiently challenging but attainable without encouraging short-term risk-taking at the expense of long-term results.

Long-Term Incentive Plan (LTIP)

The purpose of the equity incentive component of the Company’s executive compensation program, namely the long-term incentive plan (the “Long-Term Incentive Plan” or “LTIP”), is to assist and encourage senior executives and key employees of the Company and its subsidiaries to work towards and participate in the growth and development of the Company and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The LTIP is designed to:

•          Recognize and reward the impact of longer-term strategic actions undertaken by senior executives and key employees;

•          Align the interests of the Company’s senior executives and key employees with its shareholders;

•          Focus senior executives and key employees on developing and successfully implementing the continuing growth strategy of the Company;

•          Foster the retention of senior executives and key management personnel; and

•          Attract talented individuals to the Company.

Types of Equity Incentives Awarded

The LTIP allows the Board to grant to senior executives DSUs or stock options of the Company.

Performance Measures and Weightings

The LTIP awards help to achieve the Company’s compensation objectives by bringing the total compensation received by the Company’s senior executives to the median to 75th percentile of the Reference Group if the Company achieves its goals. Through the use of time vesting for long-term compensation, the LTIP awards help to achieve the Company’s objective of ensuring the retention of senior executives.

To encourage a long-term view of performance and to align the interests of senior executives with the interests of shareholders, options granted to senior executives have different terms of years and variable time horizon vesting periods. The Board also has the ability to award DSUs under the DSU Plan to NEOs at its discretion.

The Company does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

Pension Benefits and Nonqualified Deferred Compensation

The NEOs do not benefit from pension plan participation as the Company does not currently have a company-sponsored pension plan. Moreover, none of its NEOs participate in a nonqualified deferred compensation plan. The Company does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

Other Perquisites and Benefits

While the senior executives receive a car allowance and some of the NEOs receive a gas allowance, perquisite and personal benefits are not a significant element of the compensation of the NEOs.

Employment Agreements

Aphria currently has employment agreements in place with each of its NEOs, each of which is discussed further below under the heading “Employment Agreements, Termination, and Change of Control Benefits”. As noted below under the heading “Termination and Change of Control Benefits” there are certain circumstances that trigger payments or the provision of other benefits to an NEO upon termination and change of control.

Competitive Compensation Review

The CNG Committee reviews the individual salaries of the senior executives and makes adjustments when required to ensure that compensation remains market competitive and reflects individual performance, competencies, responsibilities and experience. The Committee also takes into account the senior executive’s value to the Company and retention risk. Any increases in base salary for the NEOs, with the exception of Ms. McCrae, are at the sole discretion of the Board, with significant input from the CNG Committee. Historically, Aphria had not engaged compensation consultants for the purposes of performing benchmarking with reference being had to other comparable businesses, including other small capitalization public Canadian medical marijuana companies.

In May 2017, the Committee engaged Hugessen to conduct a compensation review of the salaries and total direct compensation for the purposes of setting the future compensation of the NEOs for fiscal year 2018 and developing appropriate benchmarking which together with the implementation of a formalized compensation philosophy will provide a framework for compensation decisions going forward.

Benchmarking Practices

To meet the Company’s objectives of providing market competitive compensation opportunities, the Company’s senior executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size, complexity and geographical scope, as well as other companies with which the Company competes for executive talent.

As part of this benchmarking process, the CNG Committee reviews compensation data gathered from proxy circulars of the Reference Group. This involved the determination of an appropriate market compensation group composed of 12 companies, including appropriate benchmarking with reference to a relevant range of revenue, market cap and total enterprise value, and analysis of the senior executives’ total compensation, including an analysis of the Company’s short-term and long-term incentive plans, and an overview of current and emerging governance and executive compensation trends. Hugessen also provided analytical and advisory support on other matters related to executive compensation.

In addition, the CNG Committee considers information gathered from annual compensation planning surveys from outside consulting firms related to determining annual salary increases for senior executives. As provided in its mandate, the CNG Committee has the authority to retain and obtain advice from independent compensation consultants in regard to executive compensation and approve their fees. Following the graduation of the Company to the TSX on March 22, 2017, and as the Company has continued to grow rapidly in size and complexity, it was thought appropriate to engage an outside independent compensation consultant to assist with the assessment of and compilation of appropriate benchmarking data in connection with the establishment of appropriate compensation for the senior executives for fiscal 2018 and thereafter.

The Chair of the CNG Committee, in consultation with the CFO, identified the following companies as being part of the Reference Group:

Company	HQ	Industry
Corcept Therapeutics Incorporated	Menlo Park, CA	Pharmaceuticals
Canopy Growth Corporation	Smith Falls, ON	Medical Marijuana
MGP Ingredients, Inc.	Atchison, KS	Distillers and Vintners
MedReleaf Corp.	Markham, ON	Pharmaceuticals (MMJ)
Amplify Snack Brands, Inc.	Austin, TX	Packaged Foods and Meats
Clearwater Seafoods Incorporated	Bedford, NS	Packaged Foods and Meats
Corby Spirit and Wine Limited	Toronto, ON	Distillers and Vintners
Andrew Peller Limited	Grimsby, ON	Distillers and Vintners
Merus Labs International Inc.	Toronto, ON	Pharmaceuticals
Cipher Pharmaceuticals Inc.	Mississauga, ON	Pharmaceuticals
Village Farms International, Inc.	Delta, BC	Agricultural Products
Ten Peaks Coffee Company Inc.	Burnaby, BC	Packaged Foods and Meats

The industry sector is considered relevant in the selection of companies comprising the Reference Group, as the Company may be in competition with these organizations for customers, revenue, executive talent and capital. Market cap and revenue size, which are used as a proxy for the level of complexity, job scope and responsibility associated with senior executive positions, are also considered relevant in selecting the companies in the Reference Group given the correlation between pay level and company size.

As part of the assessment of the Reference Group by the Company, the following criteria were considered by Hugessen:

•                  In recognition of the lack of publicly traded, revenue-generating and profit generating medical marijuana companies, the Reference Group also included companies that are in related, but not directly comparable, industries (e.g., pharmaceuticals, distillers and vintners, packaged foods).

•                  The region where the Company primarily conducts business and competes for talent is in Canada, such that the companies comprising the Reference Group were headquartered primarily in Canada and listed on a Canadian stock exchange, however, a few examples of U.S.-listed companies were included to provide balance to the group from a company size perspective, with the goal of having the Company’s size positioned near median relative to the Reference Group.

•                  The main factors that were assessed in arriving at an appropriate mix of companies were revenue, ability (or lack thereof) to generate profit, market capitalization and enterprise value, generally in range of 50% to 200% of the Company’s, which in the case of revenue was estimated on a proforma basis as at fiscal year 2019 to recognize the significant expected growth in the medical marijuana industry in the coming years.

•                  Companies with comparable compensation structures vis-à-vis the compensation elements that make up total compensation.

Risk Management Principles of Compensation Programs

In terms of assessing and managing risk the role of the CNG Committee includes reviewing each of the components of an executive’s compensation to ensure there is an overall balance among long-term and short-term incentives commensurate with Aphria’s corporate strategy and goals. The mandate of the CNG Committee includes an annual review of Aphria’s compensation policies and practices to confirm that they are designed to align with Aphria’s risk management principles and to ensure that they do not encourage inappropriate or excessive risk. Aphria’s compensation policies and practices incorporate features, including significant weighting on long-term incentives that seek to mitigate risk related to encouraging the achievement of short-term goals, at the potential expense of long-term sustainability and shareholder value, without diminishing the incentive nature of the compensation, and to encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase shareholder value. The variable elements of the compensation program (short-term and long-term incentives) represent a significant proportion of overall compensation that is sufficient to motivate senior executives to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is high enough to discourage senior executives from taking unnecessary or excessive risks. The Long-Term Incentive Plan’s vesting conditions are designed to encourage a long-term view of performance and to align the interests of senior executives with shareholder interests, by being valuable only if the Company’s stock price increases over time. The vesting of stock options over various time horizons mitigates against taking short-term risks and aligns senior executives with longer-term shareholder interests.

The CNG Committee may adjust the relevant weighting of various components of an executive’s compensation based on its review, and, if required, amend or supplement specific components as appropriate. Finally, the Chairs of the Audit Committee and the CNG Committee each is a member of the other’s committee to ensure the alignment of policies for the assessment of risks.

Performance Graph

The graph below compares the performance of Aphria since inception in 2014 (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, each starting with an investment of $100 at the beginning of fiscal 2014:

The Company’s total shareholder return since inception has shown a significant upward trend. However, for the fiscal year ended May 31, 2017, based on the market data reviewed by Hugessen, the target total cash compensation for the senior executives was in the bottom quartile which was a reflection of the desire on the part of the Company to base more of the compensation of the senior executives on long-term performance to align their interests with those of the shareholders. However, even when considering STIP and LTIP, the target total direct compensation (“TDC”) (base salary, STIP and LTIP) was still between the bottom quartile and median, and thus based on the market data reviewed by Hugessen, it was recommended that the CNG Committee could consider providing increases to the compensation of the senior executives in order to bring the TDC in line with the market median.

In this regard the CNG Committee is in the process of implementing a formalized compensation philosophy to provide a framework around compensation decisions. Such executive compensation policy is contemplated to have reference to the market median with the potential of higher total compensation when individual and Company performance are also at comparable higher levels. The CNG Committee will continue to use discretion and judgement when determining actual compensation levels. In this regard, individual compensation may be positioned at, above or below median, based on individual experience and performance or other criteria deemed important by the CNG Committee. Relative to the Reference Group, for fiscal 2018 the Company’s senior executives’ total direct compensation opportunity was positioned to be at or above the market median.

Total compensation may fluctuate year over year, not always following the trend in total shareholder returns, due to the following factors:

•                  Senior executives’ base salary adjustments are generally made to remain competitive with the Reference Group and to reflect any changes in the scope of the executives’ responsibilities;

•                  Short-term incentive payouts are not directly linked to total shareholder return but rather they are based on underlying financial measures (i.e. AGS targets, annual EBITDA targets, AGP targets); and,

•                  While long-term incentive grants are typically made at market-competitive target levels, occasional one-time stock option grants may cause significant year-over-year fluctuations in total compensation. That said, the value ultimately realized from the long-term incentive awards depends on share price performance.

Option-based Awards and Share-based Awards

The Option Plan

The Option Plan is intended to provide executives with the promise of longer term rewards which appreciate in value with the favourable future performance of the Company. The Board believes that the Option Plan provides a method of retention and motivation for the senior executives of the Company and also aligns senior management’s objectives with long-term stock price appreciation.

For more information on the Option Plan see “Business of the Meeting — Approval of an Amended and Restated Stock Option Plan”.

Compensation Consultant

In May 2017, the CNG Committee retained Hugessen, a company specialized in compensation matters, among other things, to assist the CNG Committee in matters related to executive compensation, performance assessment and appropriate governance related thereto for fiscal 2018. Hugessen assisted the CNG Committee in determining and benchmarking compensation for the Company’s senior executives including assisting with the establishment of the Reference Group and reviewing and providing advice in regard to the existing STIP and LTIP, with a view to ensuring that the various elements of the compensation package orient senior executives’ efforts and behaviours towards the goals that have been set, as well as to ensure that their total compensation is market competitive. While Hugessen was retained at the end of fiscal 2017, no changes to executive or director compensation were implemented until fiscal 2018, as further disclosed under the heading “Employment Agreements, Termination, and Change of Control Benefits” on page 35 of this Circular.

In connection with such retainer, Hugessen researched and benchmarked the Company’s total direct compensation for the four most senior executives in the Company notably the CEO, CFO and the two Co-Founders.

There are no other relationships between Hugessen and the Company which would compromise the objectivity of Hugessen, including the following:

•                  The CNG Committee had the sole authority to retain and terminate Hugessen including the individual consultants who worked on the mandate;

•                  The individual consultants had direct access to the CNG Committee without management intervention;

•                  The CNG Committee has the sole discretion to decide if and when the individual consultants advice and recommendations can be shared with management.

While the CNG Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the CNG Committee and may reflect factors and considerations other than, or that may differ from, the information and recommendations provide by Hugessen.

An overview of the characteristics of the Reference Group which was used for the benchmarking and establishment of compensation for fiscal 2018 is provided in the table above under “Benchmarking Practices — Reference Group”.

Executive Compensation — Related Fees

The fixed fees paid to Hugessen for their services, which also included an analysis of the compensation paid to directors and recommendations in respect thereto, was $27,000 plus HST which were incurred in fiscal 2018.

Changes to Compensation for Fiscal 2018

Effective June 1, 2017, the following adjustments to executive compensation were made:

NEO	Base salary	STIP — Base	STIP — SuperCharger
Vic Neufeld CEO and Director	Base salary increased to $360,000	Target bonus increased to 50%	50% of base bonus, upon meet or exceed of EBITDA financial metric
Carl Merton CFO	Base salary increased to $230,000	No change	50% of base bonus, upon meet or exceed of EBITDA financial metric
Cole Cacciavillani Co-Founder & VP — Growing Operations and Director	Base salary increased to $210,000	No change	50% of base bonus upon meeting or exceeding a yield metric combined without increasing the budgeted “all-in” cost per gram
John Cervini Co-Founder & VP — Infrastructure & Technology and Director	Base salary increased to $210,000	No change	50% of base bonus upon meeting or exceeding a yield metric combined without increasing the budgeted “all-in” cost per gram
Megan. McCrae Director of Marketing	Base salary increased to $143,000	No change	No change

Commitment to Competitive Compensation

Looking ahead to fiscal 2018, we plan to continue to build on our strong foundation of sound and effective practices in executive compensation. We will continue to conduct periodic compensation analyses and monitor the evolution of best practices, and implement those which enable and encourage superior performance. We will continue to benchmark our executive compensation program against our peers in the Reference Group and elsewhere to ensure that we provide competitive compensation to our senior executives.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs and directors for services rendered in all capacities during the three most recent fiscal years.

		Salary, consulting				Non-equity incentive plan compensation
Name and principal position	Fiscal year	fee, retainer or commission		Share- based awards	Option-based awards(11)	Annual Incentive Plan(12)	Long-Term Incentive Plans(13)	All other compensation		Total compensation
		($)		($)	($)	($)	($)	($)		($)
VIC NEUFELD(1)	2017	235,385		—	1,895,000	108,000	—	84,500	(14)	2,322,884
CEO and Director	2016	174,415	(6)	—	65,000	26,462	—	18,768	(15)	284,645
	2015	120,000		—	831,000	—	—	185,000	(16)	1,136,000
CARL MERTON(2)	2017	210,000		—	265,000	63,000	—	5,125		543,125
CFO	2016	120,048	(7)	—	170,000	11,359	—	—		301,407
	2015	3,000	(8)	—	55,000	—	—	—		58,000
COLE CACCIAVILLANI(3)	2017	139,231		—	265,000	42,000	—	14,500	(17)	460,731
Co-Founder & VP — Growing Operations and Director	2016	139,115	(9)	—	26,000	13,912	—	—		179,027
	2015	120,000		—	300,000	—	—	—		420,000
JOHN CERVINI(4)	2017	139,231		—	265,000	42,000	—	14,500	(17)	460,731
Co-Founder & VP — Infrastructure & Technology and Director	2016	139,115	(9)	—	26,000	13,912	—	—		179,027
	2015	120,000		—	300,000	—	—	—		420,000
MEGAN MCCRAE(5)	2017	107,692	(10)	—	219,400	20,073	—	—		347,165
Director of Marketing	2016	—		—	—	—	—	—		—
	2015	—		—	—	—	—	—		—

Notes:

(1)                  Mr. Neufeld was appointed President and CEO on June 3, 2014. Mr. Neufeld did not receive any compensation in his role as a director. The Board approved an increase to Mr. Neufeld’s compensation for fiscal 2018 consisting of an annual salary of $360,000 and an annual bonus under the STIP of up to 50% of his base salary.

(2)                  Mr. Merton was elected as a Director on December 2, 2014. Mr. Merton resigned as a Director on December 15, 2015. Mr. Merton was appointed Chief Financial Officer on December 15, 2015. The Board approved an increase to Mr. Merton’s base salary for fiscal 2018 to $230,000 per annum.

(3)                  Mr. Cacciavillani did not receive any compensation in his role as a director. The Board approved an increase to Mr. Cacciavillani’s base salary for fiscal 2018 to $210,000 per annum.

(4)                  Mr. Cervini did not receive any compensation in his role as a director. The Board approved an increase to Mr. Cervini’s base salary for fiscal 2018 to $210,000 per annum.

(5)                  Ms. McCrae commenced her employment with the Company on August 15, 2016. The CEO approved an increase to Ms. McCrae’s base salary for fiscal 2018 to $143,000 per annum.

(6)                  Includes a $1,000 signing bonus for executing employment agreement. Mr. Neufeld’s annual salary as at June 1, 2016 was $240,000 per annum. Mr. Neufeld did not receive any compensation related to his position as a director of the Company.

(7)                  Mr. Merton received $6,462 as director fees prior to resigning as a director. Mr. Merton received $113,586 as CFO, including a $1,000 signing bonus for executing employment agreement. Mr. Merton’s annual salary as at June 1, 2016 was $210,000.

(8)                  Mr. Merton’s compensation in fiscal 2015 was only in his capacity as a director of the Company.

(9)                  Includes a $1,000 signing bonus for executing employment agreement. Mr. Cacciavillani and Mr. Cervini’s annual salary as at June 1, 2016 is $140,000 per annum. Neither Mr. Cacciavillani nor Mr. Cervini received any compensation related to their positions as directors of the Company.

(10)             Includes a $5,000 signing bonus for executing employment agreement and pro-rated for starting her employment with the Company on August 15, 2016.

(11)             The Company values Options using Black-Scholes option pricing method as described in the Company’s audited financial statements for the year ended May 31, 2017. These amounts represent the fair value of the Options at the grant date.

(12)             All annual incentive amounts related to any fiscal year will be paid in the following fiscal year.

(13)             All LTIP awards to our NEOs were in the form of stock options and disclosed under the column “Option-based awards”.

(14)             Represents cash cost to Company of Mr. Neufeld’s leased corporate vehicle and insurance and $50,000 retroactive payment for wages received in fiscal 2017 that related to fiscal 2016.

(15)             Represents cash cost to Company of Mr. Neufeld’s leased corporate vehicle and insurance.

(16)             Includes compensation for consulting services provided prior to going public.

(17)             Represents cash cost to Company of Mr. Cacciavillani and Mr. Cervini’s retroactive wages paid in fiscal 2017 that relates to fiscal 2016.

Outstanding Share-Based Awards and Option-Based Awards Table

The following table discloses the particulars of the option-based awards granted to NEOs of the Company during the fiscal year-ended May 31, 2017.

	Option Based Awards					Share-based Awards(2)
Name and position	Date of issue or grant	Number of securities underlying unexercised options and percentage of class	Option exercise price	Option expiration date	Value of Unexercised In-The- Money Options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
			($)		($)	(#)		($)
VIC NEUFELD	6/2/2016	100,000	1.40	6/2/2021	384,000	N/A	N/A	N/A
CEO and Director	11/1/2016	450,000	3.90	11/1/2019	603,000
CARL MERTON	6/2/2016	50,000	1.40	6/2/2021	192,000	N/A	N/A	N/A
CFO	11/1/2016	50,000	3.90	11/1/2019	67,000
COLE CACCIAVILLANI	6/2/2016	50,000	1.40	6/2/2021	192,000	N/A	N/A	N/A
Co-Founder & VP — Growing Operations and Director	11/1/2016	50,000	3.90	11/1/2019	67,000
JOHN CERVINI	6/2/2016	50,000	1.40	6/2/2021	192,000	N/A	N/A	N/A
Co-Founder & VP — Infrastructure & Technology and Director	11/1/2016	50,000	3.90	11/1/2019	67,000
MEGAN MCCRAE	8/15/2016	110,000	1.64	9/1/2019	396,000	N/A	N/A	N/A
Director of Marketing	11/1/2016	10,000	3.90	11/1/2019	13,400

Notes:

(1)                  Based on the closing price for the Common Shares on the TSX Venture Exchange of $5.24 on May 31, 2017.

(2)                  All LTIP awards to our NEOs were in the form of stock options and disclosed under the column “Option-based awards”.

Incentive Plan Awards — Value Vested or Earned During the Year — NEOs

Name and position	Option-based awards Value vested during the year(1)	Share-based awards Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	($)	($)	($)
VIC NEUFELD
CEO and Director	245,700	—	—
CARL MERTON
CFO	—	—	—
COLE CACCIAVILLANI
Co-Founder & VP — Growing Operations and Director	—	—	—
JOHN CERVINI
Co-Founder & VP — Infrastructure & Technology and Director	—	—	—
MEGAN MCCRAE
Director of Marketing	32,500	—	—

Notes:

(1)              Represents the sum of the value of the Options that vested during the year. The value of the Options that vested during the year was calculated by subtracting the fair market value on the applicable vesting date from the fair market value of the Common Shares on the vesting date and multiplying the difference by the number of Options that vested.

Exercise of Stock Options by NEOs

During the year, the NEOs exercised the following vested options:

EXERCISE OF COMPENSATION SECURITIES BY NEOS

Name and position	Number of underlying securities issued upon exercise of outstanding options	Exercise price	Date of exercise	Closing price on date of exercise	Difference between exercise price and closing price on date of exercise	Total value on exercise date
	(#)	($)	($)	($)	($)
VIC NEUFELD	210,000	1.10	3/1/2017	6.61	5.51	1,157,100
CEO and Director
CARL MERTON	50,000	1.10	3/1/2017	6.61	5.51	275,500
CFO	15,000	0.85	8/31/2016	2.58	1.73	25,950
COLE CACCIAVILLANI
Co-Founder & VP — Growing Operations and Director	—	—	—	—	—	—
JOHN CERVINI
Co-Founder & VP — Infrastructure & Technology and Director	—	—	—	—	—	—
MEGAN MCCRAE
Director of Marketing	—	—	—	—	—	—

NEO Share Ownership

The table below summarizes the NEO’s share ownership levels as at May 31, 2017, based on fiscal 2018 compensation. All of the NEOs are currently in compliance with the ownership requirement of the Minimum Share Ownership Policy described in this Circular on page 22:

	Annual Base	Actual Ownership ($/#)		Total Ownership
Name	Salary ($)	Common Shares Beneficially Owned	Total Ownership	as a Multiple Base Salary	Ownership Requirements	Meets Requirement
VIC NEUFELD		5,166,341/ 949,695	5,166,341/ 949,695
CEO and Director	360,000			14.4 x	3 x	Yes
CARL MERTON		310,080/	310,080/
CFO	230,000	57,000	57,000	1.3 x	1.0 x	Yes
COLE CACCIAVILLANI
VP — Growing Operations and Director	210,000	46,209,775/ 8,494,444	46,209,775/ 8,494,444	220.0 x	0.5 x	Yes
JOHN CERVINI
VP — Infrastructure & Technology and Director	210,000	51,680,005/ 9,500,001	51,680,005/ 9,500,001	246.0 x	0.5 x	Yes
MEGAN MCCRAE
Director of Marketing	143,000	Nil	Nil	0 x	N/A	N/A

NEOs subject to the Minimum Share Ownership Policy are expected to not sell Common Shares acquired under the Company’s Long-Term Incentive Plan until the share ownership requirement is achieved, except as required to cover the tax liability associated with the exercise of Options.

Employment Agreements, Termination, and Change of Control Benefits

Aphria currently has employment agreements in place with each of its NEOs.

Mr. Neufeld — Chief Executive Officer

On June 1, 2016 the Company entered into a new employment agreement with Mr. Neufeld for an indefinite term setting forth the terms and conditions of his employment, which provides for his base salary in the amount of $240,000 per annum, a monthly car allowance of $750, a monthly gas allowance of up to $250, annual bonus of up to 45% of his base salary, to be approved by the Board, and stock options pursuant to the Option Plan or any other equity plan as may be approved by the Board. Mr. Neufeld’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Neufeld is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Neufeld is terminated without cause within two years following a Change of Control (as defined in his employment agreement), he will be entitled to receive a lump sum payment equal to two times (2x) his nine months’ base salary, plus one additional month per year of service, up to eighteen months base salary and two times (2x) the amount of annual bonus, if any, paid in the immediately preceding fiscal year. Effective June 1, 2017, the Board approved an increase in base salary to $360,000 per annum and an increase in bonus to 50% of his base salary for fiscal 2018. Further, the Board approved a SuperCharger bonus equal to 50% of the CEO’s bonus otherwise payable, if the Company achieves a minimum EBITDA equal to 5% more than the Company’s board approved Budgeted EBITDA for 2018.

Mr. Merton — Chief Financial Officer

On June 1, 2016 the Company entered into a new employment agreement with Mr. Merton for an indefinite term setting forth the terms and conditions of his employment, which provides for his base salary in the amount of $210,000 per annum, a monthly car allowance of $750, a monthly gas allowance of up to $500, annual bonus of up to 30% of his base salary, to be approved by the Board, and stock options pursuant to the Option Plan or any other equity plan as may be approved by the Board. Mr. Merton’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Merton is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Merton is terminated without cause within two years following a Change of Control (as defined in his employment agreement), or one year following a change in the position of the CEO, he will be entitled to receive a lump sum payment equal to two times (2x) his nine months’ base salary, plus one additional month per year of service, up to eighteen months base salary and two times (2x) the amount of annual bonus, if any, paid in the immediately preceding fiscal year. Effective June 1, 2017, the Board approved an increase in base salary to $230,000 per annum for fiscal 2018. Further, the Board approved a SuperCharger bonus equal to 50% of the CFO’s bonus otherwise payable, if the Company achieves a minimum EBITDA equal to 5% more than the Company’s board approved Budgeted EBITDA for 2018.

Mr. Cacciavillani — Co-Founder and Vice-President — Growing Operations

On June 1, 2016 the Company entered into a new employment agreement with Mr. Cacciavillani for an indefinite term setting forth the terms and conditions of his employment, which provides for his base salary in the amount of $140,000 per annum, a monthly car allowance of $750, annual bonus of up to 30% of his base salary, to be approved by the Board, and stock options pursuant to the Option Plan or any other equity plan as may be approved by the Board. Mr. Cacciavillani’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Cacciavillani is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Cacciavillani is terminated without cause within two years following a Change of Control (as defined in his employment agreement), he will be entitled to receive a lump sum payment equal to two times (2x) his nine months’ base salary, plus one additional month per year of service, up to eighteen months base salary and two times (2x) the amount of annual bonus, if any, paid in the immediately preceding fiscal year. Effective June 1, 2017, the Board approved an increase in base salary to $210,000 per annum for fiscal 2018. Further, the Board approved a SuperCharger bonus equal to 50% of the Co-Founder’s bonus otherwise payable, if the Company achieves a minimum yield equal to 5% more than the Company’s board approved budgeted yield for 2018 without increasing the Company’s “all-in” cost per gram from budgeted amounts.

Mr. Cervini — Co-Founder and Vice-President — Infrastructure & Technology

On June 1, 2016 the Company entered into a new employment agreement with Mr. Cervini for an indefinite term setting forth the terms and conditions of his employment, which provides for his base salary in the amount of $140,000 per annum, a monthly car allowance of $750, annual bonus of up to 30% of his base salary, to be approved by the Board, and stock options pursuant to the Option Plan or any other equity plan as may be approved by the Board. Mr. Cervini’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Cervini is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Cervini is terminated without cause within two years following a Change of Control (as defined in his employment agreement), he will be entitled to receive a lump sum payment equal to two times (2x) his nine months’ base salary, plus one additional month per year of service, up to eighteen months base salary and two times (2x) the amount of annual bonus, if any, paid in the immediately preceding fiscal year. Effective June 1, 2017, the Board approved an increase in base salary to 210,000 per annum for fiscal 2018. Further, the Board approved a SuperCharger bonus equal to 50% of the Co-Founder’s bonus otherwise payable, if the Company achieves a minimum yield equal to 5% more than the Company’s board approved budgeted yield for 2018 without increasing the Company’s “all-in” cost per gram from budgeted amounts.

Ms. McCrae — Director of Marketing

On August 1, 2016, the Company entered into an employment agreement with Ms. McCrae for an indefinite term setting forth the terms and conditions of her employment, which provides for her base salary in the amount of $140,000 per annum, a monthly car allowance of $500, annual bonus of up to 20% of her base salary, to be approved by the Company. Ms. McCrae’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition, and non-solicitation as well as eligibility for the Company’s benefit plans. In the event

Ms. McCrae is terminated without cause, she will be entitled to a payment equal to six months’ notice, using a combination of Base Salary and average bonus earnings based on a three year average. Ms. McCrae is not entitled to any additional compensation in the event of a change of control. The CEO approved an increase in base salary to 143,000 per annum for fiscal 2018. Ms. McCrae’s employment already contained a SuperCharger bonus.

Summary of Termination Benefits

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs in the event of a change of control, termination without cause and assuming the event took place as of the date hereof:

Name	Triggering Event	Base Salary(1)	Bonus	Total
		($)	($)	($)
VIC NEUFELD	Termination without cause	390,000	126,000	516,000
CEO and Director	Termination following a Change of Control	780,000	252,000	1,032,000
CARL MERTON	Termination without cause	220,000	57,750	277,750
CFO	Termination following a Change of Control	440,000	114,500	554,500
	Termination without cause (new CEO)	440,000	114,500	554,500

COLE CACCIAVILLANI	Termination without cause	245,000	49,000	294,000
VP — Growing Operations and Director	Termination following a Change of Control	490,000	98,000	588,000
JOHN CERVINI	Termination without cause	245,000	49,000	294,000
VP — Infrastructure & Technology and Director	Termination following a Change of Control	490,000	98,000	588,000
MEGAN MCCRAE Director of Marketing	Termination without cause	83,500	15,500	99,000

(1)   Calculation of Termination Benefits are based on the base salaries, annual bonuses and years of service for fiscal 2018.

COMPENSATION OF DIRECTORS

The Company’s director compensation program is designed (i) to attract and retain highly qualified individuals to serve on the Board and its committees, (ii) to align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) to provide appropriate compensation having regard to the risks and responsibilities related to being an effective director.

The compensation of the directors, which is only paid to Independent Directors, includes three elements: (a) annual retainer and committee fees, as applicable; (b) long-term equity incentives, consisting of DSUs issued under the DSU Plan; and, (c) a one-time grant of stock options upon election to the Board of Directors, granted under the Option Plan, currently set at 50,000 options and any other equity plan that may be approved by the Board. These principal elements of compensation are described below.

Annual Retainer

The Board, with assistance from the CNG Committee, reviews Aphria’s approach to director compensation. The CNG Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of Aphria’s director compensation includes benchmarking against other medical marijuana companies in Canada and other similar or comparable companies with respect to total enterprise value (TEV), market capitalization and revenue. Annual retainers have been intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment. The CNG Committee may retain an independent external consultant to provide data and advice to the CNG Committee in regard to the appropriateness of its director compensation policy as well as the different levels of compensation, particularly in light of the number of meetings and the amount of time required to be spent by the directors to fulfill their board and committee obligations. While no such independent consultant had been engaged in connection with the determination of directors’ compensation for the fiscal year ended May 31, 2017, as noted elsewhere herein, the CNG Committee engaged Hugessen to advise in regard to the directors’ compensation for fiscal 2018 and the Board has approved increased compensation for Directors in fiscal 2018 and fiscal 2019 as further described below.

Annual retainers were paid in fiscal 2017 to the Independent Directors on the following basis:

Type of Compensation	Annual Compensation
Board Retainer	20,000	(1)(2)
Deferred share units	16,000	(3)
Audit Committee Chair Retainer	6,000
CNG Committee Chair Retainer	2,000
Member of Audit Committee	4,000

(1)                  No meeting fees are paid to Independent Directors.

(2)                  Annual cash retainers were effective June 1, 2017.

(3)                  Effective the first quarter after approval of the DSU plan by shareholders, at the rate of $4,000 per quarter.

Independent Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings as well as annual shareholders’ meetings.

Currently, no meeting fees are paid to the Independent Directors. Moreover, the Directors do not benefit from pension plan participation. Perquisites and personal benefits are not available to the Directors. The CNG Committee, in conjunction with the Board, upon the recommendation of Hugessen, has established an appropriate comparator group for purposes of setting the future compensation of the Directors.

Changes to Director Compensation for Fiscal 2018 and 2019

Effective June 1, 2017 and June 1, 2018 respectively the following adjustments to director compensation have been approved by the Board:

Type of Compensation	Fiscal Year 2018		Fiscal Year 2019
Board Retainer	35,000	(1)	40,000	(1)
Deferred share units	28,000		32,000
Lead Director	15,000		15,000
Audit Committee Chair Retainer	15,000		15,000
CNG Committee Chair Retainer	15,000		15,000
Member of any 2 Board Committees	7,500		7,500

(1)                         No meeting fees are paid to Independent Directors.

Deferred Share Unit Plan

A full copy of the DSU Plan is attached to this Circular as Exhibit “B”.

Minimum Share Ownership Requirements

The Independent Directors are also subject to the Minimum Share Ownership Policy as further discussed above on page 22 of this Circular.

Director Compensation Table

The following table provides information regarding compensation earned by the Company’s Independent Directors for the fiscal year ended May 31, 2017.

		Committee
		or Committee	Share	Option-	Non-equity
	Annual Base	Chair Cash	Based	based	incentive plan	All other	Total
Name and principal position	Cash Retainer(1)	Retainer(2)	Awards	awards	compensation	compensation	compensation(3)
	($)	($)	($)	($)	($)	($)	($)
DENNIS STAUDT	20,000	6,000	8,000	54,033	—	—	88,033
PHILIP WADDINGTON	20,000	—	8,000	54,033	—	—	82,033
ROB KOZLOV(4)	20,000	6,000	8,000	54,033	—	—	88,033
ARLENE DICKINSON(3)(4)	15,000	4,000	8,000	85,150	—	—	112,150

Notes:

(1)         The Board set the annual retainer for Independent Directors at $20,000 per year.

(2)         The Board set the annual retainer for the Chair of the Audit Committee at $6,000 per year, the Chair of the CNG Committee at $2,000 per year and added a $4,000 fee for a member of the Audit Committee.

(3)         Ms. Dickinson joined the Board on October 27, 2016 and her compensation is pro-rated for the year from her start date.

(4)         Mr. Kozlov and Ms. Dickinson will not stand for re-election at the Meeting and each of their terms as a Director will expire immediately after the close of the Meeting.

Outstanding Share-Based Awards and Option-Based Awards Table

The following table discloses the particulars of the option-based awards granted to the Independent Directors of the Company during the fiscal year-ended May 31, 2017.

	Option Based Awards					Share-based Awards
								Market or
						Number of	Market or	payout value
		Number of			Value of	shares or	payout value	of vested
		securities			Unexercised	units of	of share-based	share-based
	Date of	underlying	Option	Option	In-The-	shares that	awards that	awards not
	issue or	unexercised	exercise	expiration	Money	have not	have not	paid out or
Name and position	grant	options	price	date	Options(1)	vested	vested	distributed
			($)		($)	(#)		($)
DENNIS STAUDT	Nov. 1, 2016	30,000	3.90	Nov. 1, 2019	13,400	N/A	N/A	N/A
PHILIP WADDINGTON	Nov. 1, 2016	30,000	3.90	Nov. 1, 2019	13,400	N/A	N/A	N/A
ROB KOZLOV(1)	Nov. 1, 2016	30,000	3.90	Nov. 1, 2019	13,400	N/A	N/A	N/A
ARLENE DICKINSON(1)	Oct. 27, 2016	50,000	3.70	Oct. 27, 2021	77,000	N/A	N/A	N/A

Notes:

(1)         Mr. Kozlov and Ms. Dickinson will not stand for re-election at the Meeting and each of their terms as a Director will expire immediately after the close of the Meeting.

Exercise of Stock Options by Independent Directors

The following tables sets forth information concerning the exercise of vested options by the Independent Directors during the fiscal year-ended May 31, 2017, including:

•          The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

•          The weighted-average exercise price of such outstanding options, warrants and rights; and,

•          The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

EXERCISE OF COMPENSATION SECURITIES BY INDEPENDENT DIRECTORS

Number of
underlying
	securities to be				Difference
	issued upon				between exercise
	exercise of	Exercise			price and closing	Total value on
	outstanding	price	Date of	Closing price date	price on date of	exercise date
Name and position	options (#)	($)	exercise	of exercise ($)	exercise ($)	($)
DENNIS STAUDT Director	N/A	N/A	N/A	N/A	N/A	N/A
PHILIP WADDINGTON(1)	50,000	1.10	JULY 15, 2016	1.77	0.67	33,500
Director	10,000	1.30	JULY 15, 2016	1.77	0.47	4,700
ROBERT KOZLOV(2) Director	N/A	N/A	N/A	N/A	N/A	N/A
ARLENE DICKINSON(2) Director	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)         Elected to use cashless option exercise process. Exercised 60,000 options and received 21,807 Common Shares.

(2)         Mr. Kozlov and Ms. Dickinson will not stand for re-election at the Meeting and each of their terms as a Director will expire immediately after the close of the Meeting.

Directors’ and Officers’ Liability Insurance

The Company maintains directors’ and officers’ liability insurance (“D&O Insurance”) for its directors and officers. The D&O Insurance insures the Company and its directors and officers against liability arising from wrongful acts of the Company’s directors and officers in their capacity as directors and officers of the Company, subject to limitations, if any, contained in the Business Corporations Act (Ontario), and has an aggregate policy limit of $25,000,000. No portion of the D&O Insurance is directly paid by any director or officer of the Company.

Indebtedness of Directors and Officers

No individual who is, or at any time during the most recently completed fiscal year of the Company was, a director or executive officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any of the foregoing is, or at any time since the beginning of the most recently completed fiscal year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or was indebted to another entity, which such indebtedness is, or was at any time since the beginning of the most recently completed fiscal year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Company’s equity compensation plan as at the Record Date:

	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise	exercise price of	remaining available for
	of outstanding options,	outstanding options,	future issuance under
Plan Category	warrants and rights	warrants and rights	equity compensation plans
Equity compensation plans approved by Shareholders	5,931,421	1.99	7,950,529
Equity compensation plans not approved by Shareholders	—	—	—
Total	5,931,421	1.99	7,950,529

Please refer to the section above entitled “Business of the Meeting — approval of an Amended and Restated Stock Option Plan” for a description of the Option Plan and its significant terms and Business of the Meeting — Approval of an Amended and Restated Deferred Share Unit Plan” for a description of the DSU Plan and its significant terms.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Board and management believe that sound and effective corporate governance is essential to Aphria’s performance. Aphria has adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. In addition, the CNG Committee reviews the Company’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance. To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•                  Mandate of the Board

•                  Charters of the Board Committees

•                  Audit Committee

•                  CNG Committee

•                  Code of Conduct and Ethics

•                  Whistleblower Policy

•                  Corporate Disclosure Policy

•                  Insider Trading Policy

•                  Delegation of Authority Policy

The following sections set out a description of Aphria corporate governance practices as approved by the Board and in accordance with the requirements set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices. A copy of our Board Mandate is attached to this Circular as Exhibit “C”.

Board of Directors

Independence

The Board is currently comprised of 7 directors, 4 of whom are independent. Independence is determined in accordance with NI 52-110. The Board has determined that Dennis Staudt and Phil Waddington are independent within the meaning of NI 52-110 as well as Shawn Dym and Renah Persofsky, who are new nominees for fiscal 2018. In addition, the Board has determined that the following director nominees are non-independent — Vic Neufeld, Cole Cacciavillani and John Cervini as a result of their senior management positions with the Company.

Common Board Memberships

The board has not adopted a policy limiting the number of directors who sit on the board of another public company but believes disclosure of common board memberships is important, See: “Statement of Corporate Governance Practices — Other Public Company Directorships Held”.

Meetings of Independent Directors

Our Board believes that given its size and structure, it is able to facilitate independent judgment in carrying out its responsibilities. However, to further enhance such independent judgment, the Independent Directors may meet in the absence of senior executive officers or any non-independent directors. Dennis Staudt was appointed on March 22, 2017 as lead director by our Board and is responsible for ensuring that the directors who are independent of management have opportunities to meet without management present, as required.

During the fiscal year ended May 31, 2017, the Board and the committees met as follows:

Meetings
held
Board	10
Audit Committee	4
CNG Committee	7

Attendance

The attendance record of each director is set out below for the fiscal year ended May 31, 2017:

		Audit	CNG	Annual
	Board	committee	committee	General and
	meetings	meetings	meetings	Special	Organizational
Director	attended	attended	attended	Meeting	Meeting
Vic Neufeld(1)	10	N/A	N/A	1	1
Cole Cacciavillani	10	N/A	N/A	1	1
John Cervini	10	N/A	N/A	1	1
Dennis Staudt(2)	10	4	7	1	1
Philip Waddington	9	N/A	7	1	1
Arlene Dickinson(3)(4)	6	2	5	0	0
Rob Kozlov(4)(5)	10	4	7	1	1

Notes:

(1)         Chair of the Board.

(2)         Lead Director and Chair of the Audit Committee.

(3)         Ms. Dickinson participated in 6 of 6 Board meetings, 2 of 2 Audit Committee meetings, 5 of 5 CNG meetings but did not participate in either the Annual General and Special Meeting nor the Organizational Meeting after her election to the Board on October 27, 2016.

(4)         Mr. Kozlov and Ms. Dickinson will not stand for re-election at the Meeting and each of their terms as a Director will expire immediately after the close of the Meeting.

(5)         Chair of the CNG Committee.

Chairman of the Board

Mr. Neufeld, serve as Chairman of the Board (the “Chairman”), and is not considered independent due to his position as CEO. The primary functions of the Chairman are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Chair’s key responsibilities include duties relating to setting Board meeting agendas, chairing Board and Shareholder meetings, director development, providing input on potential director candidates and communicating with Shareholders and regulators.

Other Public Company Directorships Held

The following table sets out the directors and officers of the Company that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name and
Name of director,	jurisdiction of	Name of
officer or promoter	reporting issuer	exchange	Position	Period
Vic Neufeld	Reko International Group Inc.	TSX-V	Director	December 2004 – December 2016
	Neptune Technologies & Bioresources Inc.	TSX	Director	July 12, 2016 – August 2017

Carl Merton	Reko International Group Inc.	TSX-V	Chief Financial Officer	October 2007 – November 2015
	Tetra Bio-Pharma Inc.	TSX-V	Director	July 2017 – Present

Board Tenure

Aphria has not adopted a policy which imposes term limits for directors. We believe that it is crucial that directors understand our industry and our business and this requires a certain length of tenure on the Board. Long-term directors accumulate extensive company knowledge while new directors bring new experience and perspectives to the Board. It is important to achieve an appropriate balance of both to ensure an effective Board.

Board and Executive Management Diversity

Aphria recognizes the importance and benefit of having a Board and senior management comprised of individuals who are highly qualified based on their talents and experience, and embrace the benefits of diversity in perspective and background that enhance our Board’s and Aphria’s performance. Aphria does not differentiate by race, colour, ethnicity, religion, gender, sexual orientation, or any other aspect.

While the primary objectives of the CNG Committee are to ensure consideration of individuals who are highly qualified, based on their talents, experience, functional expertise, as well as personal skills, character, and qualities, the CNG Committee will follow a balanced approach in identifying the factors to be considered as new members are added to the team. In particular, the CNG Committee shall consider the level of representation of women and other diverse candidates on the Board when making recommendations for nominees to the Board and monitor the level of female representation on our Board and in senior management positions, with a view to continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization.

Currently, Aphria has one woman on the Board, representing approximately 14% of its seven members, with the same number and percentage proposed for election. Also, while neither of our senior executive officers are women, our full senior management team comprises one-third female representation. As the Company has been successful in recruiting and retaining qualified female senior management members under its existing policies and processes, Aphria has not adopted any specific targets, but will promote its objectives through the initiatives set out in this policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time. The Company shall select candidates that represent a diversity of business understanding, personal attributes, abilities and experience. The CNG Committee will also engage in periodic evaluation of individual Board members to identify strengths and areas for improvements, take measures to ensure that the nominee recruitment and identification process fosters progression of diverse candidates, and make recommendations in respect of diverse representation on the Board.

Assessments

The Board is in the process of developing a peer assessment process for its individual board members. This is an initiative of the CNG Committee for the upcoming year.

Mandate of the Board of Directors

The Board is responsible for supervising the management of Aphria business and affairs and has adopted the written mandate set forth in Exhibit “C”. The Board’s principal responsibilities relate to the stewardship of management and are summarized below:

•          Strategic planning — the Board reviews and approves Aphria’s strategic planning process and annual strategic plan in light of Management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products;

•          Risk management — the Board reviews management reports on material risks associated with our businesses and operations, the implementation by Management of systems to manage these risks and material deficiencies in the operation of these systems;

•          Human resources management — the Board with assistance from the CNG Committee reviews Aphria’s approach to human resource management and executive compensation, the extent to which senior management fosters a culture of integrity and succession planning for the Chief Executive Officer and key senior management positions;

•          Financial corporate governance — the Board with assistance from the CNG Committee reviews Aphria’s approach to corporate governance, director independence, Aphria’s code of ethics and conduct, and policies relating to reputation and legal risk;

•          Financial information — the Board with assistance from the Audit Committee reviews Aphria’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of Aphria’s financial information and systems;

•          Communications — the Board reviews Aphria’s overall communications strategy, measures for receiving shareholder feedback and compliance with Aphria’s disclosure policy;

•          Board Committees — the Board establishes committees and their mandates and requires committee chairs to present a report to the board on material matters considered by the committee at the next board meeting;

The mandate of the Board is reviewed and considered by the Board for approval each year.

Position Descriptions

Our Board has adopted a written position description for the Chairman, which sets out the Chair of the Board’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators.

Our Board has also adopted a written position description for our lead director. See “Meetings of Independent Directors” above. Our Board has adopted a written position description for the chair of the CNG Committee and the chair of the Audit Committee, each which sets such chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

The primary functions of the CEO are to lead the management of Aphria’s business and affairs and lead the implementation of the resolutions and policies of the Board, which include strategic planning, the operational direction of the Company and communicating with Shareholders. Our Board is in the process of developing a written position description for the CEO. This is an initiative of the Board for the upcoming year.

Orientation and Continuing Education

Aphria does not currently have an orientation or continuing education program for new directors but shall provide an orientation and education program to new Board members and continuing education as necessary.

Nomination of Directors

Aphria has a standing CNG Committee which oversees the nomination of directors. Each of the four directors who comprise the CNG Committee in the prior year were independent within the meaning of NI 52-110.

Board Committees

The Board has two committees, Audit Committee and the CNG Committee (each alternatively a “Committee” and collectively, the “Committees”).

The CNG Committee shall review with the Board on an annual basis the current composition of the Board with a view to ensuring that the members of the Board have the independence, expertise, experience, personal qualities and ability to make the necessary time commitment to Aphria in light of the opportunities and risks facing Aphria.

The CNG Committee shall propose to the Board nominees they believe to be qualified to be directors and, in doing so, shall consider both the opportunities and risks facing Aphria and the independence, expertise, experience, personal qualities and ability to make the necessary time commitment of a proposed nominee in order to add value to Aphria.

Audit Committee

The Audit Committee in fiscal 2017 consisted of Dennis Staudt, Arlene Dickinson and Rob Kozlov, all of whom were considered “independent”, and all of whom are “financially literate” within the meaning of NI 52-110. Each of the Audit Committee members has an understanding of the accounting principles used to prepare Aphria’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of Aphria’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring Aphria’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of Aphria’s internal auditors, if any. The Audit Committee has specific responsibilities relating to Aphria’s financial reports; the external auditor; the internal audit function, if any; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Aphria; and Aphria’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Business of the Meeting — Election of Directors” in the prior year’s Management Information Circular. The full text of the Audit Committee’s charter is disclosed in Exhibit “D”.

CNG Committee

The fiscal 2017 CNG Committee consisted of Dennis Staudt, Philip Waddington, Arlene Dickinson and Rob Kozlov, all of whom were consider “independent” within the meaning of NI 52-110. The CNG Committee is charged with reviewing, overseeing and evaluating the governance and nominating policies and the compensation policies of Aphria. In addition, the CNG Committee is responsible for: (i) assessing the effectiveness of the Board, each of its committees and individual directors; (ii) overseeing the recruitment and selection of candidates as directors of the Company; (iii) organizing orientation and education programs for new directors and coordinating continuing director development programs; (iv) considering and approving proposals by the directors to engage outside advisers on behalf of the Board as a whole or on behalf of the independent directors; (v) reviewing and making recommendations to the Board concerning any change in the number of directors composing the Board; (vi) administering any stock option or purchase plan of the Company or any other compensation incentive programs; (vii) assessing the performance of the officers and other members of the executive management team of the Company; and (viii) reviewing and making recommendations to the Board concerning the level and nature of the compensation payable, if any, to the directors and officers of the Company. The Board intends to nominate a new director as Chair of the CNG Committee following the election of directors.

Ethical Business Conduct

The Board has adopted a written Code of Conduct and Ethics applicable to all members of the Company, including directors, officers, employees, consultants and contractors, which has been filed with the Canadian securities regulatory authorities under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website under the Investors — Corporate Governance section. Each director, officer, employee, consultant and contractor of the Company must provide an annual certification of compliance with the Code of Conduct and Ethics, confirming compliance with all laws, rules and regulations of the jurisdictions where they carry out their duties and where the Company is conducting its business activities, as well as compliance with all Company policies.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There is not, and has not been any indebtedness outstanding from directors or senior officers of the Company to the Company in fiscal 2017.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of the Company, nominees for director of the Company, any Shareholder who owns more than ten per cent of the Common Shares of the Company (or any director or executive officer of any such Shareholder), or any known associate or affiliate of such persons, in any transaction during fiscal 2017 or in any proposed transaction which has materially affected or would materially affect the Company or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any material interest of any director, senior officer, or nominee for director of the Company, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

The Company will provide to any person or Company, upon request, one copy of any of the following documents: (i) this Circular; (ii) the Company’s most recently filed consolidated annual financial statements, together with the accompanying report of the auditor; and (iii) any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year.

Copies of the above documents will be provided, upon request, by the corporate secretary or investor relations at 245 Talbot St W, Suite 103, Leamington, ON N8H 1N8. Copies of these documents and other information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.aphria.com. All of our news releases are also available on our website.

APPROVAL

The contents and delivery of this Circular has been approved by the Board and a copy has been sent to each Shareholder who is eligible to receive notice of and vote his or her Common Shares at the Meeting, as well as to each director and to the auditors.

On behalf of the Board,

“Vic Neufeld”

Vic Neufeld
Chair of the Board of Directors and Chief Executive Officer

Exhibit “A”

Option Plan Resolution

RESOLUTION APPROVING

THE AMENDED AND RESTATED STOCK OPTION PLAN

OF THE COMPANY

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.              the Amended and Restated Stock Option Plan of the Company (the “Option Plan”) as set out in Schedule “A-1” to Exhibit “A” of the management information circular of the Company dated September 11, 2017 prepared for the purpose of the annual and special meeting of shareholders held on October 25, 2017, be and is hereby approved, ratified, sanctioned and confirmed;

2.              the total number of Common Shares issuable pursuant to the Option Plan, together with all other share based compensation of the Company shall be fixed at 10% of the issued shares outstanding at the time of any option grant, subject to adjustment as set forth in the Option Plan, and further subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Toronto Stock Exchange;

3.              the provisions governing amendments to the Option Plan specifying when security holder approval of amendments is required to be adopted;

4.              the Company be authorized to grant stock options pursuant to and subject to the terms and conditions of the Option Plan;

5.              any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution; and

6.              the Board of Directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

Exhibit “A”

Schedule “A-1”

Amended and Restated Incentive Stock Option Plan

See attached.

APHRIA INC.

INCENTIVE STOCK OPTION PLAN

Section 1                                             General Provisions

1.1                       Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)                          “Applicable Withholdings and Deductions” has the meaning given to that term in Section 1.10;

(b)                          “Associate” has the meaning ascribed to that term in the TSX Manual;

(c)                          “Associated Companies”, “Affiliated Companies”, “Controlled Companies” and “Subsidiary Companies” have the meanings ascribed to those terms under Section 1(1) of the Securities Act (Ontario);

(d)                          “Board” has the meaning given to that term in Section 1.3(c);

(e)                           “Business Day” means any day other than a Saturday, Sunday or a statutory or civic holiday in Ontario;

(f)                           “Cause” means (i) if the Participant has a written employment agreement with the Corporation or a Subsidiary Company of the Corporation in which “cause” is defined, “cause” as defined therein; or otherwise (ii) (A) the inability of the Participant to perform his or her duties due to a legal impediment such as an injunction, restraining order or other type of judicial judgment, decree or order entered against the Participant; (B) the failure of the Participant to follow the Corporation’s reasonable instructions with respect to the performance of his or her duties; (C) any material breach by the Participant of his or her obligations under any code of ethics, any other code of business conduct or any lawful policies or procedures of the Corporation; (D) excessive absenteeism, flagrant neglect of duties, serious misconduct, or conviction of crime or fraud; and (E) any other act or omission of the Participant which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee;

(g)                           “Certificate” has the meaning given to that term in Section 1.3(d);

(h)                          “Change of Control Event” means:

(i)                             The sale by the Corporation of all or substantially all of its assets;

(ii)                          The acceptance by the Shareholders, representing in the aggregate fifty percent (50%) or more of all of the issued Common Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Common Shares; provided that no change of control event shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date;

(iii)                       The acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of beneficial ownership of such number of Common Shares or rights to Common Shares, which together with such person’s then-owned Common Shares and rights to Common Shares, if any, represent (assuming the full exercise of such rights) fifty percent (50%) or more of the combined voting rights attached to the then-outstanding Common Shares;

(iv)                      The entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no change of control event shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date;

(v)                         The passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(vi)                      The circumstance in which individuals who were members of the Board immediately prior to a meeting of the Shareholders involving a contest for the election of directors no longer constitute a majority of the Board following such election;

(i)                              “Code” has the meaning given to that term in Section 3.1;

(j)                             “Common Shares” means the common shares in the capital of the Corporation;

(k)                         “Company” means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

(l)                              “Corporation” means Aphria Inc.;

(m)                     “Consultant” means, in relation to the Corporation, an individual (other than an employee or a director of the Corporation) or Company that:

(i)                             is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliated Company, other than services provided in relation to a distribution;

(ii)                          provides the services under a written contract between the Corporation or the Affiliated Company and the individual or the Corporation, as the case may be;

(iii)                       in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Company of the Corporation; and

(iv)                      has a relationship with the Corporation or an Affiliated Company of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(n)                         “Consultant Company” means a Consultant that is a Company;

(o)                         “Disinterested Shareholder Approval” means the approval of a majority of shareholders of the Corporation voting at a duly called and held meeting of such shareholders, excluding votes of Insiders to whom options may be granted under the Plan;

(p)                         “Eligible Person” means:

(i)                             any director, officer, employee or Consultant of the Corporation or any of its Subsidiary Companies; and

(ii)                          any Personal Holding Company;

(q)                         “Eligible U.S. Participants” has the meaning given to that term in Section 3.1;

(r)                            “Exercise Price” has the meaning given to that term in Section 2.2;

(s)                           “Expiry Date” has the meaning given to that term in Section 2.3(b);

(t)                            “Good Reason” means, in respect of an officer of the Corporation who has been granted Options under this Plan, solely one of the following events, without such officer’s written consent:

(i)                             a material diminution in such officer’s position, duties or authorities;

(ii)                          the assignment of any duties that are materially inconsistent with the officer’s role as a senior executive; or

(iii)                       a material reduction in the officer’s compensation, other than an across the board reduction of not more than 5% that is generally applicable to all executives.

(u)                         “Insider” means a “reporting insider” as defined in National Instrument 55-10- Insider Reporting Requirements and Exemptions;

(v)                         “Investor Relations Activities” means any activities, by or on behalf of the Corporation or Shareholders of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)                             The dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation (a) to promote the sale of products or services of the Corporation or (b) to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii)                          Activities or communications necessary to comply with the requirements of (a) applicable Securities Laws or (b) Stock Exchange Requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Corporation;

(iii)                       Communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if (a) the communication is only through the newspaper, magazine or publication, and (b) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)                      Activities or communications that may be otherwise specified by the Stock Exchange;

(w)                       “Market Price” means:

(i)                             prior to an initial public offering of the Common Shares, such price as is determined by the Board to constitute their fair market value, using such reasonable valuation mechanism as it selects; and

(ii)                          after an initial public offering of the Common Shares, the volume weighted average trading price of the Common Shares as reported on the TSX for the five (5) trading days immediately preceding the day on which the Option is granted; provided, however, that the Exercise Price of an Option shall not be less than the minimum Exercise Price required by the applicable rules of the TSX;

(x)                         “Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(y)                         “Option Period” has the meaning given to that term in Section 2.3(a);

(z)                          “Participant” means an Eligible Person to whom Options have been granted;

(aa)                  “Personal Holding Company” means a personal holding corporation that is either wholly owned, or controlled by, the Participant, and the shares of which are held directly or indirectly by any of the Participant or the Participant’s spouse, minor children and/or minor grandchildren;

(bb)                  “Plan” means this Incentive Stock Option Plan of the Corporation;

(cc)                    “Regulation Services Provider” has the meaning ascribed in National Instruments 21-101 Marketplace Operation and refers to the Investment Industry Regulatory Organization of Canada or any successor retained by the Stock Exchange;

(dd)                  “Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Corporation;

(ee)                    “Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(ff)                      “Shareholders” means holders of Common Shares;

(gg)                    “Stock Exchange” means the TSX, and any other stock exchange on which the Common Shares are listed or traded;

(hh)                  “Stock Exchange Requirements” means and includes the Articles, by-laws, policies, circulars, rules, guidelines, orders, notices, rulings, forms, decisions and regulations of the Stock Exchange as from time to time enacted, any instructions, decisions and directions of a Regulation Services Provider or the Stock Exchange (including those of any committee of the Stock Exchange as appointed from time to time), the Securities Act (Alberta) and rules and regulations required thereunder as amended, the Securities Act (British Columbia) and rules and regulations thereunder as amended and any policies, rules, orders, rulings, forms or regulations from time to time enacted by the Alberta Securities Commission or British Columbia Securities Commission and all applicable provisions of the Securities Laws of any other jurisdiction;

(ii)                          “Termination Date” means the date on which a Participant ceases to be an Eligible Person;

(jj)                        “TSX” means The Toronto Stock Exchange; and

(kk)                  “TSX Manual” means the TSX Company Manual.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.2                       Purpose

The purpose of the Plan is to advance the interests of the Corporation by: (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by such Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation; (iv) encouraging Eligible Persons to remain with the Corporation or its Subsidiary Companies; and (v) attracting new directors, employees and officers.

1.3                       Administration

(a)                         This Plan shall be administered by the Board.

(b)                         Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to (i) construe and interpret this Plan and all agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)                          The Board shall be permitted, through the establishment of appropriate procedures, to monitor the trading of Common Shares by persons who are performing Investor Relations Activities for the Corporation and who have been granted Options pursuant to this Plan.

(d)                         Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term “Board” means the board of directors of the Corporation, and shall be deemed to include any committee or director to which the

Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this Section 1.3.

(e)                          An Option shall be evidenced by an incentive stock option agreement certificate (“Certificate”), signed on behalf of the Corporation, which Certificate shall be in substantially in the form of Schedule 1.3(e) or in any other form as the Board shall approve from time to time.

(f)                           No member of the Board shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Options granted under it.

1.4                       Shares Reserved

(a)                         Subject to Section 1.4(d), the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Common Shares.

(b)                         The Corporation shall at all times during the term of this Plan ensure that the number of Common Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

(c)                          At such time as the Common Shares are listed on the TSX, the aggregate number of Common Shares issuable under this Plan, and under all other Share Compensation Arrangements, shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time. Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan, and under all other Share Compensation Arrangements. Any Common Shares subject to an Option which has been exercised by a Participant, shall again be available for grants under the Plan, and under all other Share Compensation Arrangements. Fractional shares will not be issued and will be treated as specified in Section 1.11(d).

(d)                         If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject where required to the prior approval of the Stock Exchange, appropriate substitution or adjustment in:

(i)                             the number or kind of Common Shares or other securities reserved for issuance pursuant to the Plan, and

(ii)                          the number and kind of Common Shares or other securities subject to unexercised Options theretofore granted and in the Exercise Price of such securities;

without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Common Share covered by the Option; provided, however, that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5                       Limits with Respect to Certain Persons

(a)                         The maximum number of Common Shares which may be issued to:

(i)                             Eligible Persons who are Insiders under the Plan at any time pursuant to the exercise of Options granted under this Plan, must not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis);

(ii)                          Eligible Persons who are Insiders under the Plan within any one year period pursuant to the exercise of Options granted under this Plan, must not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis);

(iii)                       any Consultant in any twelve (12) month period under this Plan may be no more than two percent (2%) of the outstanding Common Shares of the Corporation; and

(iv)                      all Persons conducting Investor Relations Activities for the Corporation in any twelve (12) month period may be, in aggregate, no more than two percent (2%) of the outstanding Common Shares of the Corporation, less the aggregate number of shares reserved for issuance or issuable under any other Share Compensation Arrangement of the Corporation.

(b)                         Options granted to Consultants conducting Investor Relations Activities for the Corporation shall vest over a period of not less than twelve (12) months with no more than twenty-five percent (25%) of the options vesting in any three (3) month period.

1.6                       Amendment and Termination

(a)                         The Board may from time to time, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and any Certificate relating thereto, provided that no such suspension, termination, amendment or revision will be made:

(i)                             except in compliance with applicable law and with the prior approval, if required, of the Stock Exchange or any other regulatory body having authority over the Corporation, the Plan or the Shareholders; and

(ii)                          in the case of an amendment or revision, if it materially adversely affects the rights of any Participant, without the consent of the Participant.

(b)                         If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

(c)                          Subject to any applicable rules of the Stock Exchange, the Board may from time to time, in its absolute discretion and without the approval of Shareholders, make the following amendments to the Plan or any Option:

(i)                             amend the vesting provisions of the Plan and any Certificate;

(ii)                          amend the Plan or an Option as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, the Plan or the Shareholders;

(iii)                       any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan; and

(iv)                      any amendment respecting the administration of the Plan; and

(v)                         any other amendment that does not require the approval of Shareholders under Section 1.6(d).

(d)                        Shareholder approval is required for the following amendments to the Plan:

(i)                             any increase in the maximum number of Common Shares that may be issuable pursuant to Options granted under this Plan as set out in Section 1.4(c);

(ii)                          any reduction in the Exercise Price of an Option, cancellation and reissue of Options, extension of the Expiry Date of an Option or a substitution of Options with cash or other awards on terms that are more favourable to the Participant;

(iii)                       any amendment to the Insider participation limit set out in Section 1.5(a)(i) and (ii);

(iv)                      any amendment to Section 1.6(c) and (d);

(v)                         any extension of the Expiry Date of an Option held by an Insider; and

(vi)                      any change that would materially modify the eligibility requirements for participation in the Plan.

(e)                          Disinterested Shareholder Approval is required for the following amendments to the Plan:

(i)                             any individual stock option grant that would result in any of the limitations set forth in Section 1.4(c) of this Plan being exceeded; and

(ii)                          any individual stock option grant that would result in the grant to Insiders (as a group), within a twelve (12) month period, of an aggregate number of Options exceeding ten percent (10%) of the issued Common Shares, calculated on the date an Option is granted to any Insider; and

(iii)                       any individual stock option grant that would result in the number of Common Shares issued to any individual in any twelve (12) month period under this Plan exceeding five percent (5%) of the issued Common Shares of the Corporation, less the aggregate number of shares reserved for issuance or issuable under any other Share Compensation Arrangement of the Corporation; and

(iv)                      any amendment to Options held by Insiders that would have the effect of decreasing the exercise price of the Options; and

(v)                         any individual stock option grant requiring Shareholder approval pursuant to the TSX Manual.

For the purposes of the limitations set forth in items (ii) and (iv), Options held by an Insider at any point in time that were granted to such Participant prior to it becoming an Insider shall be considered Options granted to an Insider irrespective of the fact that the Participant was not an Insider at the time of grant.

1.7                       Compliance with Legislation

(a)                         The Plan (including an amendment to the Plan), the terms of the issue or grant of any Option under the Plan, the grant and exercise of Options hereunder, and the Corporation’s obligation to sell and deliver Common Shares upon the exercise of Options, shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.

(b)                         No Option shall be granted, and no Common Shares issued hereunder, where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction, and any purported grant of any Option or purported issue of Common Shares hereunder in violation of this provision shall be void.

(c)                          The Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with the Stock Exchange. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

(d)                         If Common Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Common Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

1.8                       Effective Date

(a)                         Prior to an initial public offering (or similar transaction) where the Common Shares are not listed on any Stock Exchange, the Plan shall be effective upon the approval of the Plan by the Board.

(b)                         As a condition of any initial public offering (or similar transaction) pursuant to which the Common Shares will be listed on a Stock Exchange, the Plan shall be effective upon the approval of the Plan by:

(i)                             The Stock Exchange and any other exchange upon which the Common Shares of the Corporation may be posted or listed for trading, and shall comply with the requirements from time to time of the Stock Exchange; and

(ii)                          the Shareholders, by written resolution signed by all Shareholders or given by the affirmative vote of a majority of the votes attached to the Common Shares entitled to vote and be represented and voted at an annual or special meeting of Shareholders held, among other things, to consider and approve the Plan.

1.9                       Proceeds from Exercise of Options

The proceeds from any sale of Common Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

1.10                Tax Withholdings

Notwithstanding any other provision contained herein, in connection with the exercise of an Option by a Participant from time to time, as a condition to such exercise (i) the Corporation shall require such Participant to pay to the Corporation or the relevant Subsidiary Company an amount as necessary so as to ensure that the Corporation or such Subsidiary Company, as applicable, is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions (the “Applicable Withholdings and Deductions”) relating to the exercise of such Options; or (ii) in the event a Participant does not pay the amount specified in (i), the Corporation shall be permitted to engage a broker or other agent, at the risk and expense of the Participant, to sell an amount of underlying Common Shares issuable on the exercise of such Option through the facilities of the Stock Exchange, and to apply the cash received on the sale of such underlying Common Shares as necessary so as to ensure that the Corporation or the relevant Subsidiary Company, as applicable, is in compliance with the Applicable Withholdings and Deductions relating to the exercise of such Options. In addition, the Corporation or the relevant Subsidiary Company, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Corporation or the relevant Subsidiary Company is in compliance with Applicable Withholdings and Deductions relating to the exercise of such Options.

1.11                Miscellaneous

(a)                         Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or compensation arrangements, subject to any required approval.

(b)                         The Corporation may only grant options pursuant to resolutions of the Board.

(c)                          In determining options to be granted to Participants, the Board shall give due consideration to the value of each such Participant’s present and potential contribution to the success of the Corporation.

(d)                         Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares or any rights as a Shareholder or any other legal or equitable right against the Corporation or any of its Subsidiary Companies whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(e)                          The Plan does not give any Participant or any employee of the Corporation or any of its Associated Companies, Affiliated Companies, Subsidiary Companies or Controlled Companies the right or obligation to or to continue to serve as a Consultant, director, officer or employee, as the case may be, to or of the Corporation or any of its Associated Companies, Affiliated Companies, Subsidiary Companies or Controlled Companies. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation other than as specifically provided for in the Plan. The grant of an Option to, or the exercise of an Option by, a Participant under the Plan does not create the right for such Participant to receive additional grants of Options hereunder.

(f)                           No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, or from an adjustment pursuant to Section 1.4(d) such Participant shall only have the right to purchase the next lowest whole number of Common Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(g)                          The Corporation makes no representation or warranty as to the future market value of the Common Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Option and/or transactions in the Common Shares. Neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Common Shares hereunder, with respect to any fluctuations in the market price of Common Shares or in any other manner related to the Plan.

(h)                         This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(i)                             If any provision of this Plan shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Plan and the remaining provisions shall continue in full force and effect.

(j)                            This Plan constitutes the entire stock option plan for the Corporation and its Participants and supersedes any prior stock option plans for such persons.

Section 2                             Options

2.1                       Grants

(a)                         Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 1.3(b) and Section 2.3 hereof, applicable to the exercise of an Option. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

(b)                         The Board may, in its discretion, select any directors, officers, employees or Consultants of or to the Corporation or Subsidiary Companies of the Corporation to participate in this Plan.

(c)                          For Options granted to employees of the Company, Consultants or individuals employed by a company or individual providing management services to the Company, the Company and the Participant are responsible for ensuring and confirming that the Participant is a bona fide employee of the Company, Consultant or individual employed by a company or individual providing management services to the Company, as the case may be.

(d)                         The Board may from time to time, in its discretion, grant Options to any Participant upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant shall be approved by the Shareholders if the rules of the Stock Exchange require such approval.

2.2                       Exercise Price

(a)                         An Option may be exercised at a price (the “Exercise Price”) that shall be fixed by the Board at the time that the Option is granted, but in no event shall it be less than the Market Price. The Exercise Price shall be subject to adjustment in accordance with the provisions of Section 1.4(d) hereof.

(b)                         if Options are granted within ninety (90) days of a distribution (the “Distribution Period”) by the Corporation by prospectus, the minimum exercise price per Common Share of those options will be the greater of the Market Price and the price per Common Share paid by the public investors for Common Shares acquired pursuant to such distribution. The Distribution Period shall begin:

(i)                             on the date the final receipt is issued for the final prospectus in respect of such distribution; and

(ii)                          in the case of a prospectus that qualifies special warrants, on the closing date of the private placement in respect of such special warrants.

2.3                       Exercise of Options

(a)                         The period during which an Option may be exercised (the “Option Period”) shall be determined by the Board at the time the Option is granted, subject to any vesting limitations that may be imposed by the Board in its sole and unfettered discretion at the time such Option is granted, provided that:

(i)                             no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(ii)                          the Option Period shall be automatically reduced in accordance with Section 2.3(f) below upon the occurrence of any of the events referred to therein; and

(iii)                       no Option in respect of which Shareholder approval is required under the rules of the Stock Exchange shall be exercisable until such time as such Option has been approved by the Shareholders.

(b)                         Notwithstanding any other provision of the Plan, if the date that any vested Option ceases to be exercisable (the “Expiry Date”) falls on, or within nine (9) Business Days immediately following, a date upon which such Participant is prohibited from exercising such Option due to a black-out period or other trading restriction imposed by the Corporation, then the Expiry Date of such Option shall be automatically extended to the tenth (10th) Business Day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed.

(c)                          Notwithstanding any other provision of this Plan, in the event of an actual or potential Change of Control Event, the Board may, in its discretion, without the necessity or requirement for the agreement of any Participant: (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of any Option; (ii) permit the conditional exercise of any Option, on such terms as it sees fit; (iii) otherwise amend or modify the terms of the Option, including for greater certainty permitting Participants to exercise any Option, to assist the Participants to tender the underlying Common Shares to, or participate in, the actual or potential Change of Control Event or to obtain the advantage of holding the underlying Common Shares during such Change of Control Event; and (iv) terminate, following the successful completion of such Change of Control Event, on such terms as it sees fit, the Options not exercised prior to the successful completion of such Change of Control Event. The determination of the Board in respect of any such Change of Control Event shall for the purposes of this Plan be final, conclusive and binding.

(d)                         Notwithstanding any other provision of this Plan, in the event that:

(i)                             an actual or potential Change of Control Event is not completed within the time specified therein; or

(ii)                          all of the Common Shares subject to an Option that were tendered by a Participant in connection with an actual or potential Change of Control Event are not taken up or paid for by the offeror in respect thereof, then the Board may, in its discretion, without the necessity or requirement for the agreement of any Participant, permit the Common Shares received upon such exercise, or in the case of Subsection (ii) above the Common Shares that are not taken up and paid for, to be returned by the Participant to the Corporation and reinstated as authorized but unissued Common Shares and, with respect to such returned Common Shares, the related Options may be reinstated as if they had not been exercised and the terms for such Options becoming vested will be reinstated pursuant to this Section 2.3. If any Common Shares are returned to the Corporation under this Section 2.3, the Corporation will immediately refund the Exercise Price to the Participants for such Common Shares.

(e)                          Options shall not be transferable or assignable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative.

(f)                           Provided that the Common Shares are listed on the TSX, if the Participant is a company, including a Consultant Company, the company shall not be permitted to effect or permit any transfer of ownership or option of shares of the company nor to issue further shares of any class of the company to any individual or entity as long as the options remain outstanding, except where the written consent of the TSX has been obtained.

(g)                          Subject to Section 2.3(a) and except as otherwise determined by the Board:

(i)                             if a Participant who is a non-executive director of the Corporation ceases to be an Eligible Person as a result of his or her retirement from the Board other than for Cause, each unvested Option held by such Participant shall automatically vest on the date of his or her retirement from the Board, and thereafter each vested Option held by such Participant will cease to be exercisable on the earlier of the original Expiry Date of the Option and six (6) months after the date of his or her retirement from the Board;

(ii)                          if the Board service, consulting relationship, or employment of a Participant with the Corporation or a Subsidiary Company is terminated for Cause, each vested and unvested Option held by the Participant will automatically terminate and become void on the Termination Date;

(iii)                       if a Participant dies, the legal representative of the Participant may exercise the Participant’s vested Options for a period until the earlier of the original Expiry Date of the Option and 12 months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death. For greater certainty, all unvested Options held by a Participant who dies shall terminate and become void on the date of death of such Participant;

(iv)                      if a Participant ceases to be an Eligible Person for any reason whatsoever other than in (i) to (iii) above, each vested Option held by the Participant will cease to be exercisable on the earlier of the original Expiry Date of the Option and six (6) months after the Termination Date; provided that all unvested Options held by such Participant shall automatically terminate and become void on the Termination Date of such Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant; and

(v)                         notwithstanding any provision in this Section 2.3(g) to the contrary, if a Participant who is an officer of the Corporation ceases to be an Eligible Person as a result of such officer’s termination without Cause or resignation for Good Reason, any unvested Options as of the date of termination will be accelerated and become immediately fully vested as of such date. Such options will be exercisable by the officer for a period of up to one year following the date of termination.

(h)                         Subject to Section 2.3(i), the Exercise Price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(i)                             A Participant may, in lieu of exercising an Option for cash in accordance with 2.3(h), elect to receive, instead of the Common Shares issuable upon exercise of the Option, such number of Common Shares (rounded down to the nearest whole number) equal to the value (as determined below) of such Option by surrendering the Option at the principal office of the Corporation together with a properly endorsed notice of exercise in the form of Schedule “A” and a notice of cashless exercise in the form of Schedule 2.3(i), in which event the Corporation shall issue to the Participant, upon exercise, that number of Common Shares calculated using the following formula:

X = (Y(A – B)/A)

Where:

X = the number of Common Shares to be issued to the Participant upon such cashless exercise

Y = the number of Common Shares issuable upon the exercise of the Options being exercised

A = the Market Price of the Common Shares as at the date of such cashless exercise

B = the Exercise Price

(j)                            Upon the exercise of Options pursuant to this section, the Corporation shall forthwith deliver, or cause the registrar and transfer agent of the Common Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Common Shares with respect to which Options have been exercised.

(k)                         Subject to the other provisions of this Plan and any vesting limitations imposed by the Board at the time of grant, Options may be exercised, in whole or in part, at any time or from time to time, by a Participant by written notice given to the Corporation as required by the Board from time to time.

2.4                       Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier or by facsimile transmission addressed, if to the Corporation, to the office of the Corporation in Toronto, Ontario, Attention: Vic Neufeld, Chief Executive Officer; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or if to any other person, to the last known address of such person.

2.5                       Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a Shareholder in respect of any underlying Common Shares issuable upon exercise of such Option, including without limitation, the right to participate in any new issue of Common Shares to existing holders of Common Shares, until such Option has been exercised and such underlying Common Shares have been paid for in full and issued to such person.

2.6                       Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Common Shares, varying or amending its share capital or corporate structure.

2.7                       Quotation of Common Shares

So long as the Common Shares are listed on the TSX, the Corporation must apply to the TSX for the listing or quotation of the Common Shares issued upon the exercise of all Options granted under the Plan, however, the Corporation cannot guarantee that such Common Shares will be listed or quoted on the TSX.

Section 3                                             Special Rules for U.S. Eligible Persons

3.1                       Section 409A Compliance

Notwithstanding any other provision of this Plan, the following special rules will apply to all Eligible Persons (“Eligible U.S. Participants”) who are subject to U.S. income tax with respect to Options issued under the Plan to them:

(a)                         All Options granted under this Plan to Eligible U.S. Participants are intended to be exempt from Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”) and will be construed accordingly. However, the Corporation will not be liable to any Eligible U.S. Participant or beneficiary with respect to any adverse tax consequences arising under Section 409A or other provision of the Code; and

(b)                         The Exercise Price for all Options granted to Eligible U.S. Participants shall in no event be less than the greater of (i) the Market Price; and (ii) the closing price of the Common Shares as reported on the TSX on the business day immediately preceding the day on which the Option is granted.

SCHEDULE 1.3(e)

STOCK OPTION AGREEMENT

This Stock Option Agreement is dated this • day of • , 20 • between Aphria Inc. (“Aphria”) and [Name] (the“Optionee”).

WHEREAS the Optionee has been granted certain options (“Options”) to acquire common shares in the capital of Aphria (“Common Shares”) under the Aphria Incentive Stock Option Plan (the “Option Plan”), a copy of which has been provided to the Eligible Optionee;

AND WHEREAS capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Option Plan;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.                              Aphria confirms that the Optionee has been granted Options under the Option Plan on the following basis, subject to, the terms and conditions of the Option Plan:

	NUMBER OF	EXERCISE PRICE	VESTING
DATE OF GRANT	OPTIONS	(CDN$)	SCHEDULE	EXPIRY DATE
•	•	•	•	•

2.                              Attached to this Agreement as Schedule “A” is a form of notice that the Optionee may use to exercise any of his or her Options in accordance with Section 2.3 of the Option Plan at any time and from time to time prior the Expiry Date of such Options. The Optionee may also elect for the cashless exercise of any of his or her Options pursuant to Section 2.3(i) of the Option Plan.

3.                              By signing this Stock Option Agreement, the Optionee acknowledges that he or she has read and understands the Option Plan and agrees to the terms and conditions thereof and of this Stock Option Agreement.

4.                              This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Time shall be of the essence of this Agreement. This Agreement shall enure to the benefit of and shall be binding upon the parties and their heirs, attorneys, guardians, estate trustees, executors, trustees and administrators and the successors of Aphria.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

APHRIA INC.

Name of Optionee:	Authorized Signing Officer

Schedule “A”

ELECTION TO EXERCISE STOCK OPTIONS

TO:                         APHRIA INC. (“APHRIA”)

The undersigned option holder hereby irrevocably elects to exercise options (“Options”) granted by Aphria to the undersigned pursuant to a Stock Option Agreement dated • , 20 • for the number of common shares in the capital of Aphria (“Common Shares”) as set forth below:

Number of Common Shares to be Acquired:

Option Exercise Price (per Common Share):	$

Aggregate Purchase Price:	$

Amount enclosed that is payable on account of withholding of tax or other required deductions relating to the exercise of the Options (contact Aphria for details of such amount) (the “Applicable Withholdings and Deductions”):

$

☐ Or check here if alternative arrangements have been made with Aphria with respect to the payment of Applicable Withholdings and Deductions;

and hereby tenders a certified cheque or bank draft for such Aggregate Purchase Price, and, if applicable, Applicable Withholdings and Deductions, and directs such Common Shares to be registered and a certificate therefore to be issued in the name of                              .

DATED this day of , .

Signature

Name

Schedule 2.3(i)

FORM OF CASHLESS EXERCISE NOTICE

TO:                 APHRIA INC. (“Aphria”)

Pursuant to the Aphria Incentive Stock Option Plan (the “Option Plan”) adopted as of • , 2014 as amended, restated or otherwise modified from time to time, the undersigned option holder hereby irrevocably elects to exercise, on a cashless basis,                    options (the “Options”) granted by Aphria to the undersigned pursuant to a Stock Option Agreement dated • , 20 • .

The number of common shares in the capital of Aphria (“Common Shares”) to be issued and registered in accordance with the instructions of the undersigned below shall be calculated based on the formula set out in Section 2.3(i) of the Plan.

The undersigned directs that the Common Shares be to be registered and a certificate therefore be issued in his, her or its name as follows in accordance with the terms of the Option Plan:

(Print name as name is to appear)

DATED this day of , .

Signature

Name

Exhibit “B”

DSU Plan Resolution

RESOLUTION APPROVING

THE AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

OF THE COMPANY

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.              the Deferred Share Unit Plan of the Company (the “DSU Plan”) as set out in Schedule “B-1” to Exhibit “B” of the management information circular of the Company dated September 11, 2017 prepared for the purpose of the annual and special meeting of shareholders held on October 25, 2017, be and is hereby approved, ratified, sanctioned and confirmed;

2.              the total number of deferred share units issuable pursuant to the DSU Plan, together with all other share based compensation of the Company shall be fixed at 10% of the issued shares outstanding at the time of any option or deferred share unit grant, subject to adjustment as set forth in either plan, and further subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Toronto Stock Exchange;

3.              the provisions governing amendments to the DSU Plan specifying when security holder approval of amendments is required to be adopted;

4.              the Company be authorized to grant deferred share units pursuant to and subject to the terms and conditions of the DSU Plan;

5.              any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution; and

6.              the Board of Directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

Exhibit “B”

Schedule “B-1”

Amended and Restated DSU Plan

See attached.

APHRIA INC.

DEFERRED SHARE UNIT PLAN

Section 1                                             Purpose of the Plan.

The purpose of the Plan is to advance the interests of the Corporation by: (i) providing eligible persons with additional incentive; (ii) encouraging stock ownership by such eligible persons; (iii) increasing the proprietary interest of eligible persons in the success of the Corporation; (iv) encouraging eligible persons to remain with the Corporation; and (v) attracting new directors, employees and officers.

Section 2                                             Definitions.

As used in the Plan, the following terms have the following respective meanings:

“Account” means an account maintained for each Participant on the books of the Corporation which will be credited with Deferred Share Units and Dividend Equivalents, in accordance with the terms of the Plan.

“Affiliate” has the meaning ascribed to that term under section 1(2) of the Securities Act (Ontario), as now in effect, or such other meaning, and shall include such other entities, as may be determined by the Board.

“Annual Board Retainer” means the annual retainer paid by the Corporation to a director in a fiscal year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs.

“Annual Bonus” means the discretionary annual bonus paid by the Corporation to an officer in a fiscal year for service to the Corporation.

“Board” means the Board of Directors of the Corporation.

“Broker” means a broker independent from the Corporation or any of its subsidiaries (pursuant to the test for independence as set out in Section 629(j) of the TSX Company Manual) who has been designated by the Corporation as the broker that will purchase Common Shares pursuant to the Plan and who is a member of the principal Canadian stock exchange or other public exchange on which the Common Shares are listed.

“Committee” means the Compensation, Nominating and Governance Committee of the Board.

“Common Shares” means the common shares of the Corporation.

“Corporation” means Aphria Inc.

“Deferred Share Unit” means a bookkeeping entry equivalent in value to a Common Share credited to a Participant’s Account in accordance with the terms of the Plan.

“Dividend Equivalent” means a bookkeeping entry equivalent in value to a dividend paid on a Common Share credited to a Participant’s Account in accordance with Section 11 of the Plan.

“Final Payment” has the meaning ascribed to that term in Section 10 of the Plan.

“Grant Agreement” means an agreement between the Corporation and a Participant under which a Deferred Share Unit is granted, substantially in the form attached hereto as Schedule “A”, as each may be amended from time to time;

“Insider” means a “reporting insider” as defined in National Instrument 55-104 — Insider Reporting Requirements and Exemptions;

“Non-Executive Director” means a member of the Board who is not an officer or employee of the Corporation or of any of its Affiliates.

“Notice of Redemption” means written notice, substantially in the form attached hereto as Schedule “D”, by the Participant, or the administrator or liquidator of the estate of the Participant, to the Corporation of the Participant’s wish to redeem his Deferred Share Units for cash or Common Shares of the Corporation.

“Participant” means a director or officer of the Corporation who is designated by the Committee as eligible to participate in the Plan.

“Plan” means this Aphria Inc. Deferred Share Unit Plan as set forth herein and as may be amended from time to time.

“Share Price” means the volume weighted average trading price of the Common Shares on the TSX for the five (5) consecutive trading days immediately preceding the applicable date.

“Termination Date” means the date upon which a Participant ceases to be a director, officer, and, if applicable, an employee of the Corporation and all Affiliates, for any reason including, without limiting the generality of the foregoing, as a result of retirement, death, voluntary or involuntary termination without cause, or permanent disability.

“TSX” means The Toronto Stock Exchange.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

Section 3                                             Deferred Share Units Subject to the Plan.

(1)                         At such time as the Common Shares are listed on the TSX, the aggregate number of Common Shares issuable under this Plan, and under all other security based compensation arrangements of the Corporation, shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time. Any Common Share subject to a Deferred Share Unit which for any reason is cancelled or terminated without having been redeemed shall again be available for grants under the Plan, and under all other security based compensation arrangements.

(2)                         The aggregate value of Deferred Share Units awarded to Non-Executive Directors within any one-year period under the Plan together with all other security based compensation arrangements of the Corporation, if any, shall not exceed $150,000 in value of equity per Participant.

(3)                         The maximum number of Common Shares issued to Insiders under the Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding issue.

(4)                         The maximum number of Common Shares issuable to Insiders under the Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time, may not exceed 10% of the outstanding issue.

(5)                         The maximum number of common shares issued to any individual in any twelve (12) month period under this Plan exceeding five percent (5%) of the issued Common Shares of the Corporation.

Section 4                                             Administration of Plan.

The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)                         to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend and rescind such rules and regulations from time to time;

(b)                         to interpret and construe the Plan and to determine all questions arising out of the Plan, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)                            to prescribe the form of the instruments used in conjunction with the Plan; and

(d)                         to determine which members of the Board or officers of the Corporation are eligible to participate in the Plan.

Section 5                                             Awards of Deferred Share Units.

(1)                         Subject to this Section 5(1) and such other terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Deferred Share Units to a Participant at such time, in such number and effective as of such date as the Board may determine. The Board shall base its decision to award Deferred Share Units to Participants on such criteria as the Board or Committee may determine, provided that such criteria and the award shall, in any event, relate to services performed or to be performed by the Participant as a director or officer of the Corporation.

(2)                         The number of Deferred Share Units that a Participant is entitled to receive at a particular time shall be evidenced by a Grant Agreement, signed on behalf of the Corporation. Certificates representing Deferred Share Units shall not be issued by the Corporation. Fractional Deferred Share Units will not be issued under the Plan and any fractional entitlements will be rounded down to the nearest whole number.

Section 6                                             Election Notice; Elected Amount

(1)                         Subject to Board approval, a Participant may elect by filing an election notice in the form of Schedule “B” attached hereto (the “Election Notice”), once each fiscal year, to be paid up to one hundred percent (100%) of his Annual Board Retainer or Annual Bonus, as applicable, in the form of Deferred Share Units (the “Elected Amount”), with the balance being paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation. In the case of an existing Participant, the election must be completed, signed and delivered to the Corporation by the end of the fiscal year preceding the fiscal year to which such election is to apply. In the case of a new Participant, the election must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than 30 days, after the director’s appointment, with such election to be effective on the first day of the fiscal quarter of the Corporation next following the date of the Corporation’s receipt of the election until the final day of such fiscal year. For the first year of the Plan, Participants must make such election as soon as possible, and, in any event, no later than 30 days after adoption of the Plan and the election shall be effective on the first day of the fiscal quarter of the Corporation next following the date of the Corporation’s receipt of the election until the final day of such fiscal year. If no election is made in respect of a particular fiscal year, the new or existing Participant will be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.

(2)                         The Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Annual Board Retainer or Annual Bonus, as applicable, for the applicable fiscal year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.

(3)                         In the absence of a designation to the contrary (including delivery of an Election Notice by a Participant requesting that a greater or lesser percentage of his Annual Board Retainer or Annual Bonus, as applicable be payable in the form of Deferred Share Units relative to the percentage previously elected by such Participant), the Participant’s Election Notice shall remain in effect unless otherwise terminated.

(4)                         Each Participant is entitled to terminate his participation in the Plan by filing with the Corporation, a notice electing to terminate the receipt of additional Deferred Share Units in the form of Schedule “C” attached hereto (“Termination Notice”).

(5)                         Such Termination Notice shall be effective as of the date received by the Corporation.

(6)                         Thereafter, any portion of such Participant’s Annual Board Retainer or Annual Bonus, as applicable and all subsequent Annual Board Retainers or Annual Bonuses, as applicable, shall be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.

(7)                         For greater certainty, to the extent a Participant terminates his participation in the Plan, he shall not be entitled to become a Participant again until the fiscal year following the fiscal year in which the Termination Notice becomes effective.

Section 7                                             Calculation

(1)                         The number of Deferred Share Units granted at any particular time pursuant to this Plan will be calculated by:

(a)                         In the case of an Elected Amount, by dividing (i) the dollar amount of the Elected Amount allocated to the Participant by (ii) the Share Price of the Common Shares on the award date; or

(b)                         In the case of a grant of Deferred Share Units pursuant to Section 5, by dividing (i) the dollar amount of such grant by (ii) the Share Price of the Common Shares on the date of grant.

Section 8                                             Vesting.

(a)                         Unless otherwise stated in an applicable Grant Agreement, all Deferred Share Units recorded in a Participant’s Deferred Share Unit notional account shall vest on the date of grant.

(b)                         Notwithstanding that a Deferred Share Unit may have vested, Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the Termination Date.

Section 9                                             Taxes and Other Source Deductions.

(1)                         The Corporation or an Affiliate may withhold from any amount payable to a Participant, either under the Plan or otherwise, such amounts as are required by law to be withheld, deducted or remitted by the Corporation or an Affiliate as a consequence of his participation in this Plan (“Withholding Amount”). In the event that a Participant does not deliver to the Corporation or an Affiliate upon the settlement of a Deferred Share Unit a cash payment in an amount equal to the Withholding Amount, the Participant shall be deemed to have elected that the Corporation shall have the right, in its discretion, to satisfy any Withholding Amount by:

(a)                         selling or causing to be sold by the Corporation or by a broker or otherwise, on behalf of any Participant, such number of Common Shares issued to the Participant, as applicable, on the settlement of Deferred Share Units as is sufficient to fund the Withholding Amount and to apply the cash received on such sale of underlying Common Shares to fund the Withholding Amount;

(b)                         retaining the amount necessary to satisfy the Withholding Amount from any cash amount which would otherwise be delivered, provided or paid to the Participant by the Corporation or an Affiliate, whether under this Plan or otherwise;

(c)                          requiring the Participant, as a condition of redemption to reimburse the Corporation or an Affiliate for any such Withholding Amount; and/or

(d)                         making such other arrangements as the Corporation may reasonably require.

(2)                         The sale of Common Shares, by the Corporation, or by a Broker will be made on the exchange on which the Common Shares are then listed for trading

Section 10                                      Redemption of Deferred Share Units.

(1)                         Each Participant shall be entitled to redeem his Deferred Share Units during the period commencing on the business day immediately following the Termination Date and ending on the 90th day following the Termination Date by providing a written Notice of Redemption to the Corporation in the form of Schedule “D” attached hereto. In the event of the death of a Participant, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Participant. The Notice of Redemption must specify an election to receive the following:

(a)                         a cash payment equal to the number of Deferred Share Units credited to Participant’s Account as of the Termination Date multiplied by the Share Price on the Termination Date;

(b)                          Common Shares purchased on the Participant’s behalf on the open market by a Broker; or

(c)                          a percentage of the number of Deferred Share Units paid out in cash and the remaining percentage of the Deferred Share Units paid out as Common Shares or purchased on the Participant’s behalf on the open market by a Broker.

In the event a Notice of Redemption is not provided by a Eligible Participant, such Participant will be deemed to have elected to receive a cash payment as provided for in Section 10(1)(a).

(2)                         Where Common Shares are purchased on the open market on the Participant’s behalf, the Corporation will remit all or a portion of the final payment to the Broker, and the Broker will be required to (within ten (10) business days) use such payment to purchase Common Shares in the open market on the TSX or any other public exchange on which the Common Shares are traded. The number of Common Shares to be purchased will be computed by taking the number of Deferred Share Units that the Participant elected to receive in Common Shares, net of the number of Deferred Share Units that would equal the Withholding Amount. Any Common Shares acquired by the Broker from all or a portion of the final payment and any cash remaining therefrom shall be delivered directly to the Participant forthwith as soon as practicable upon completion of such purchases. The Corporation will pay all brokerage fees arising in connection with the purchase of Common Shares by the Broker in accordance with the Plan.

(3)                         Notwithstanding the foregoing, the Corporation may, in its absolute discretion and subject to the receipt of any necessary shareholder and regulatory approvals, issue to the Participant such number of Common Shares from treasury that equals the number of Deferred Share Units, net of the number of Deferred Share Units that would equal the Withholding Amount, recorded in the Participant’s Account on the Termination Date. If the Corporation issues Common Shares as aforesaid, such Common Shares will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan shall be satisfied in full by such issuance of Common Shares. The Corporation will also make a cash payment, less any Withholding Amount, to the Participant with respect to the number of fractional Deferred Share Units standing to the Participant’s credit after the maximum whole Common Shares have been issued by the Corporation as described above.

(4)                         The Corporation will make all of the payments described in this Section 10 (referred to hereinafter as the “Final Payment”) to the Participant or the Broker within 120 days of the Termination Date. Upon making such payment to the Participant or the Broker, the Deferred Share Units upon which such payment was based shall be cancelled and no further payments shall be made from the Plan in relation to such Deferred Share Units.

(5)                         In the event of the death of a Participant, provided that a Notice of Redemption is not filed with the Corporation as described in this Section 10, the Corporation shall, within one calendar year of the Participant’s death, make a lump sum cash payment in each case to or for the benefit of the administrator or liquidator of the estate of the Participant. In any event, the payment date will be no later than the end of the first calendar year commencing after the Participant’s death. The lump sum cash payment shall be equal to the number of Deferred Share Units credited to the Participant’s Account on the date of death multiplied by the Share Price as of the Termination Date, net of any Withholding Amount. If permitted by applicable law, the Participant may appoint a beneficiary of his rights under the Plan. For this purpose, the beneficiary must be a dependent, a relation of the Participant, or the legal representative of the Participant.

Section 11                                      Award of Dividend Equivalents.

Dividend Equivalents will be awarded in respect of vested Deferred Share Units in a Participant’s Account on the same basis as dividends declared and paid on Common Shares as if the Participant was a shareholder of record of Common Shares on the relevant record date. These Dividend Equivalents will be credited to the Participant’s Account as additional Deferred Share Units (or fractions thereof), with the number of additional Deferred Share Units equal to (a) the actual amount of dividends that would have been paid if the Participant had held Common Shares under the Plan on the applicable record date divided by (b) the closing price for Common Shares on the TSX on the date on which the dividends on Common Shares are payable. For greater certainty, no Deferred Share Units representing Dividend Equivalents will be credited to a Participant’s Account in relation to Deferred Share Units that have been previously cancelled or paid out of the Plan.

Section 12                                      Adjustments and Reorganizations.

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of Corporation assets to shareholders, or any other change affecting shares, such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change, shall be made with respect to the number of Deferred Share Units outstanding under the Plan.

Section 13                                      Unfunded Plan.

The Plan shall be unfunded. To the extent any Participant or his estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Corporation.

Section 14                                      Plan Amendment.

(1)                         The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)                        amendments to the termination provisions of Section 15;

(b)                        amendments necessary or advisable because of any change in application securities laws;

(c)                         amendments to Section 4 relating to the administration of the Plan;

(d)                         any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “housekeeping” nature.

(2)                         Notwithstanding Section 14(1), none of the following amendments shall be made to this Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution:

(a)                         amendments to this Plan which would increase the number of securities issuable under this Plan, otherwise than in accordance with the terms of this Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)                         amendments to this Plan which would increase the number of securities issuable to Insiders, otherwise than in accordance with the terms of this Plan;

(c)                          amendments permitting awards other than DSUs to be made under this Plan;

(d)                         an amendment that would permit DSUs to be granted to persons other than Eligible Participants on a discretionary basis; and

(e)                          amendments deleting or reducing the range of amendments which require shareholders’ approval under this Section 14 (2).

(3)                         Any amendment shall not alter the terms or conditions of any Deferred Share Unit or impair any right of any holder of Deferred Share Units pursuant to any Deferred Share Unit granted prior to such amendment.

(4)                         No amendment shall be made which prevents the Plan from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto.

Section 15                                      Plan Termination.

The Committee may decide to discontinue granting awards under the Plan at any time in which case no further Deferred Share Units shall be awarded or credited under Section 5 of the Plan. Any Deferred Share Units which remain outstanding in a Participant’s Account at that time shall continue to be dealt with according to the terms of the Plan. For greater certainty, Dividend Equivalents shall continue to be awarded, as appropriate, in respect of such outstanding Deferred Share Units pursuant to Section 11 of the Plan. The Plan shall terminate when all payments owing pursuant to Section 6 of the Plan have been made and all Deferred Share Units have been cancelled in all Participants’ Accounts.

Section 16                                      Final Determination.

Any determination or decision by or opinion of the Committee made or held pursuant to the terms of the Plan shall be final, conclusive and binding on all parties concerned. All rights, entitlements and obligations of Participants under the Plan are set forth in the terms of the Plan and cannot be modified by any other documents, statements or communications, except by Plan amendments referred to in Section 14 of the Plan.

Section 17                                      No Right to Continued Service.

Participation in the Plan shall not be construed to give any Participant a right to be retained as a director or officer of the Corporation.

Section 18                                      No Other Benefit.

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Common Shares nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 19                                      No Shareholder Rights.

Under no circumstances shall Deferred Share Units be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares nor shall any Participant be considered the owner of Common Shares by virtue of the award of Deferred Share Units.

Section 20                                      Reorganization of the Corporation.

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 21                                      Successors and Assigns.

The Plan shall be binding on all successors and assigns of the Corporation.

Section 22                                      General Restrictions and Assignment.

Except as required by law, the rights of a Participant under the Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

Section 23                                      Governing Law.

The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 24                                      Currency.

All amounts paid or values to be determined under the Plan shall be in Canadian dollars.

Section 25                                      Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan and any invalid or unenforceable provision shall be severed from the Plan.

Section 26                                      Notice.

Any notice, direction, payment or other communication required, permitted or contemplated by the Plan shall be in writing and shall be sufficiently given if mailed by prepaid registered mail or delivered to the Corporation at its head office (and to the Participant at his address as shown on the books and records of the Corporation. Any such notice or other communication, if mailed, shall be deemed to have been given on the fifth day (including Saturdays, Sundays and statutory holidays) after the date of mailing and, if delivered, at the time of delivery, as the case may be. Any party may, at any time or from time to time by notice given as aforesaid to the parties, change its address for such notice or other communication.

SCHEDULE “A”

APHRIA INC. DEFERRED SHARE UNIT GRANT AGREEMENT

Name:	[name of Participant]

Award Date	[insert date]

Aphria Inc. (the “Corporation”) has adopted the Deferred Share Unit Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this Grant Agreement and the Plan, the terms of the Plan shall govern.

Your Award	The Corporation hereby grants to you [ • ] Deferred Share Units, which shall be payable on the Termination Date.

PLEASE SIGN AND RETURN A COPY OF THIS GRANT AGREEMENT TO THE CORPORATION.

By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this Grant Agreement and the Plan.

Signature:

Date:

On behalf of the Corporation:

Name:
Title:

SCHEDULE “B”

APHRIA INC. (THE “COMPANY”)

DSU ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Deferred Share Unit Plan (the “Plan”), I hereby elect to receive          % of my                   (Annual Board Retainer or Annual Bonus) in the form of Deferred Share Units in lieu of cash.

I confirm that:

(a)                         I have received and reviewed a copy of the terms of the Plan and have reviewed, considered and agreed to be bound by the terms of this Election Notice and the Plan.

(b)                         I have requested and am satisfied that the Plan and the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que le Régime et ce qui précède soient rédigés et exécutés en anglais et s’en déclare satisfait.

(c)                          I recognize that when Deferred Share Units are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the Deferred Share Units, the Company will make or arrange with me to make all appropriate withholdings as required by law at that time.

(d)                         The value of Deferred Share Units is based on the value of the Common Shares of the Company and therefore is not guaranteed.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan.

Date:
(Name of Participant)

(Signature of Participant)

SCHEDULE “C”

APHRIA INC.

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DEFERRED SHARE UNITS

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule “B” to the Plan, I hereby elect to terminate my participation in the Plan effective as of the date this Termination Notice is received by Aphria Inc.

I understand that the Deferred Share Units already granted under the Plan cannot be redeemed until the Termination Date.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to continue to be bound by the Plan.

Date:
(Name of Participant)

(Signature of Participant)

SCHEDULE “D”

APHRIA INC. (THE “CORPORATION”)

NOTICE OF REDEMPTION

I,                                                                                                                               , in respect of the Deferred Share Units that were

(print name)

granted to me as a director or officer of the Corporation, hereby elect to redeem                 Deferred Share Units and to receive (check one):

☐                            (i)                   Cash;

☐                            (ii)                Common Shares; or

☐                            (iii)             a combination of Cash and Common Shares as follows                  .

If I elect to receive cash or a portion of my Deferred Share Units in cash, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Deferred Share Unit Plan.

If I elect to receive only Common Shares, or insufficient cash to pay applicable withholding taxes, I (check one):

☐                            (i)                   enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $             as full payment for the applicable withholding taxes;

☐                            (ii)                undertake to direct that such number of Common Shares are to be sold, and the proceeds of such Common Shares delivered to the Corporation, as is necessary to put the Company in funds equal to the amount that would have otherwise been required in (i) above; or

☐                            (iii)             elect to redeem for cash such number of Deferred Share Units as is necessary raise funds sufficient to cover such withholding taxes with such amount being withheld by the Company.

Date:
(Name of Participant)

(Signature of Participant)

Exhibit “C”

Board Mandate

1.0       Introduction

The board of directors (the “Board”) of Aphria Inc. (“Aphria”) is elected by the shareholders of Aphria and is responsible for the stewardship of Aphria. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.0       Chairman of the Board

The Chairman of the Board (“Chairman”) will be appointed by the Board, after considering the recommendation of the Board, for such term as the Board may determine.

3.0       Independence

The Board will be comprised of at least an equal number of independent directors as non-independent directors.

4.0       Role and Responsibilities of the Board

The role of the Board is to represent the shareholders of Aphria, enhance and maximize shareholder value and conduct the business and affairs of Aphria ethically and in accordance with the highest standards of corporate governance. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of Aphria. The responsibilities of the Board include:

•                  adopting a strategic planning process;

•                  review and approve annual operating plans and budgets;

•                  corporate social responsibility, ethics and integrity;

•                  succession planning, including the appointment, training and supervision of management;

•                  delegations and general approval guidelines for management;

•                  monitoring financial reporting and management;

•                  monitoring internal control and management information systems;

•                  corporate disclosure and communications;

•                  adopting measures for receiving feedback from stakeholders; and

•                  adopting key corporate policies designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of Aphria’s affairs and in light of opportunities or risks which Aphria faces. In addition, separate, regularly scheduled meetings of the independent directors of the Board may be held at which members of management are not present.

The Board will delegate responsibility for the day-to-day management of Aphria’s business and affairs to Aphria’s senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee and the Compensation, Nominating and Governance Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all delegated responsibilities.

5.0       Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for Aphria’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Aphria’s business and affairs.

The Board, in conjunction with management, will identify the principal risks of Aphria’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage, and mitigate the impact of such risks.

6.0       Corporate Social Responsibility, Ethics and Integrity

The Board will provide leadership to Aphria in support of its commitment to Corporate Social Responsibility, set the ethical tone for Aphria and its management and foster ethical and responsible decision making by management. The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

7.0       Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for Aphria, including the selection, appointment, supervision and evaluation of the Chief Executive Officer and the other senior officers of Aphria, and will also approve the compensation of the Chief Executive Officer and the other senior officers of Aphria.

8.0       Delegations and Approval Authorities

The Board will delegate to the Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of Aphria. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board.

9.0       Monitoring of Financial Reporting and Management

The Board will approve all regulatory filings, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and all capital investments as deemed necessary, equity financings, borrowings, and all annual operating plans and budgets.

The Board will adopt procedures that seek to: ensure the integrity of internal controls and management information systems; ensure compliance with all applicable laws, rules and regulations; and prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violation of Aphria’s code of business conduct and ethics and fraud against shareholders.

10.0 Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Aphria’s securities are listed. In addition, the Board will adopt procedures that seek to ensure the Board receives feedback from security holders on material issues.

11.0 Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations, and conduct Aphria’s business ethically and with honesty and integrity. Principal policies consist of:

i.        Compensation, Nominating, and Governance Committee Charter;

ii.          Audit Committee Charter;

iii.            Corporate Disclosure Policy;

iv.           Board Mandate;

v.           Insider Trading Policy;

vi.        Mandate for the Chair of the Audit Committee; and

vii.         Mandate for the Chair of the Board of Directors

12.0 Review of Mandate

The Board will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

Dated:	July 11, 2017
Approved by:	Board of Directors

Exhibit “D”

Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Aphria Inc. (“Aphria”).

1.0       Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                  financial reporting and disclosure requirements;

•                  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Aphria; and

•                  external and internal audit processes.

2.0       Composition and Membership

(a)         The Board will appoint the members (“Members”) of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of Aphria or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)         The Committee will consist of at least three directors. Each Member will meet the criteria for financial literacy established by applicable laws and the rules of any stock exchanges upon which Aphria’s securities are listed, including National Instrument 52-110 — Audit Committees. The majority of Members will meet the criteria for independence established by the aforementioned laws and rules. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

(c)          The Board will appoint one of the Members to act as the chairman of the Committee (the “Chairman”). The secretary of Aphria (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

3.0       Meetings

(a)         Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)         At the request of the external auditors of Aphria, the Chief Executive Officer, or the Chief Financial Officer of Aphria or any Member, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)          The Chairman, if present, will act as the chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee the Members in attendance may select one of the members to act as chairman of the meeting.

(d)         A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)          The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee may meet in camera without members of management in attendance for a portion of each meeting of the Committee, as the Committee deems appropriate.

(f)           In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Aphria to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.0       Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

4.1       Financial Reporting and Disclosure

(a)         review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b)         review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature, and similar disclosure documents prior to the public disclosure of such information;

(c)          review with management of Aphria, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Aphria’s financial position, and the results of its operations in accordance with IFRS, as applicable;

(d)         seek to ensure that adequate procedures are in place for the review of Aphria’s public disclosure of financial information extracted or derived from Aphria’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

(e)          review the minutes from each meeting of the Responsible Parties, established pursuant to Aphria’s corporate disclosure policy, since the last meeting of the Committee;

4.2       Internal Controls and Audit

(a)         review the adequacy and effectiveness of Aphria’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Aphria maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Aphria’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Aphria at any particular time;

(b)         satisfy itself that management has established adequate procedures for the review of Aphria’s disclosure of financial information extracted or derived directly from Aphria’s financial statements;

(c)          satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d)         review and discuss Aphria’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e)          review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Aphria’s risk management policies and procedures with regard to identification of Aphria’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Aphria;

(f)           recommend the appointment, or if necessary, the dismissal of the head of Aphria’s internal audit process;

4.3       External Audit

(a)         recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Aphria;

(b)         ensure the external auditors report directly to the Committee on a regular basis;

(c)          review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)         review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(e)          review the audit plan of the external auditors prior to the commencement of the audit;

(f)           establish and maintain a direct line of communication with Aphria’s external and internal auditors;

(g)          meet in camera with only the auditors, with only management, and with only the members of the Committee at every Committee meeting where, and to the extent that, such parties are present and the Committee deems appropriate;

(h)         oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team;

(i)             oversee the work of the external auditors appointed by the shareholders of Aphria with respect to preparing and issuing an audit report or performing other audit, review or attest services for Aphria, including the resolution of issues between management of Aphria and the external auditors regarding financial disclosure;

(j)            review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Aphria, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k)         discuss with the external auditors their perception of Aphria’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)             discuss with the external auditors their perception of Aphria’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(m)     review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n)         review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

4.4 Associated Responsibilities

(a)         review and approve Aphria’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Aphria; and

4.5       Non-Audit Services

(a)         pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

5.0       Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Aphria’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Aphria, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Aphria’s financial information or public disclosure.

6.0       Reporting

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The minutes of each meeting of the Committee will be available to the members of the Board, at their request.

7.0       Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Aphria that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Aphria’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

8.0       Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	July 11, 2017
Approved by:	Audit Committee
Board of Directors